

NASHUA CORPORATION ANNUAL REPORT 2008

TO OUR SHAREHOLDERS AND COLLEAGUES:

Nashua had a very challenging year in 2008 in both the Specialty Paper Products and Label Products segments of our business. While our customer retention rate and new customer ramp up were in line with expectations, the widespread economic downturn dramatically affected incoming orders and sales volume within our existing customer base. The reduction in demand combined with excess capacity created tremendous pressure on margin.

We aggressively executed many cost elimination and containment measures during the year. These included the consolidation of manufacturing plants, the closure of distribution centers and additional workforce reductions which led to a 13% overall decrease in staff. Key assets from the consolidation have been retained and moved into remaining facilities, and we believe Nashua has manufacturing capacity available for future growth.

We continue to concentrate our sales and marketing efforts in selected key markets: grocery, retail, manufacturing, transportation, financial and distribution. We plan to build on past successes within each of these markets and to develop new products and services to complement our current product offering.

Business Performance

Nashua had net sales of $264.9 million, gross margin of $39.4 million, or 14.9%, and a net loss of $19.8 million for the year ended December 31, 2008, compared to sales of $272.8 million, gross margin of $48.2 million, or 17.7%, and net income of $4.1 million in 2007. The gross margin was negatively impacted by the cost associated with the consolidation of our manufacturing facilities. Net income was impacted by the closure of distribution facilities, along with the additional severance cost associated with reductions in staff, and a non-cash goodwill impairment charge and non-cash tax expense related to a valuation reserve on deferred tax assets. During the third quarter of 2008, Nashua incurred a goodwill impairment charge of $14.1 million related to our Specialty Paper Products segment.

Label Products

The Label Products segment had sales of $105.1 million and gross margin of $13.3 million, or 12.7%, for the year ended December 31, 2008, compared to sales of $115.5 million and gross margin of $21.0 million, or 18.2%, in 2007. This segment, which prints and converts a variety of label products, was negatively impacted by the downturn of business that many of our customers experienced in 2008 and the closure of the Jacksonville, Florida facility. Although we successfully added many new accounts, the additional revenue did not offset the decrease in volume from existing accounts.

As our sales professionals continue to add new products to existing accounts and initiate new account relationships, we believe we have significant opportunities to gain market share. Our sales and marketing effort in 2009 is focused on traditional Nashua applications such as supermarket scale labels, shipping labels, warehouse picking labels, thermal ticket and tag products, complemented by an intense focus on newer applications and products. These newer applications and products include: basic prime and product identification labels, retail shelf labels, pharmacy prescription labels, packing list/shipping label combination products and the still emerging radio frequency identification (RFID) products.

The Nashua consultative sales approach, demonstrating a complete understanding of our customers' needs, enables us to demonstrate cost saving alternatives for their consideration. We feel this value proposition continues to differentiate Nashua and will allow us to grow revenue and margin.

Specialty Paper Products

The Specialty Paper Products segment had sales of $162.3 million and gross margin of $25.3 million, or 15.6%, for the year ended December 31, 2008, compared to sales of $160.3 million and gross margin of $26.5 million, or 16.5%, in 2007. The Specialty Paper Products segment is comprised of the paper converting and paper coating operations.

The point of sale receipt roll product sales increased in 2008 for Nashua. The revenue growth was due to success in new accounts and market share gain in some existing accounts. Our sales and marketing effort in 2009 is focused on the traditional retail market plus the emerging opportunities represented by hand-held printers and stand-alone kiosks. Hand-held terminal printers are for applications used by car rental agencies, beverage distributors, bakeries and other service providers. Stand-alone kiosks are found in airports, hotels and many retail establishments. We have had initial success and plan to aggressively pursue new opportunities in these emerging markets.

The decline in the residential and commercial construction industry that began in late 2007 and continued throughout 2008 has greatly reduced the demand for wide-format papers used by architects, engineers and builders. Our focus to expand sales into the paper merchant and commercial print segment has begun to show positive results. We will work on developing those markets further and seek new opportunities in the sign and graphic market during 2009.

The coated paper operations were affected by the decreased demand for thermal products. The dry gum product, used primarily for paper mill roll identification labels, has seen decreased demand due to a sharp reduction in paper production in the U.S. We plan to continue to work closely with our customers to seek opportunities to increase sales of thermal applications.

In Summary

Nashua has made the changes to our cost structure and asset platform that we believe are required to remain competitive in a very challenging market. As reflected in our balance sheet, we practice sound financial discipline throughout our entire operation. We stay focused on the metrics which have been established within all functional areas of our business. Our sales and marketing strategy has produced positive results, and we have built momentum in new account development. We will continue to manage our business to maximize shareholder value.

I would like to close this letter with a note of thanks to our lead director, George Mrkonic, who will be leaving Nashua's board in May 2009. George has been a board member since 2000 and has served as our lead director the last three years. His knowledge, insight and contributions have been constructive. Nashua has benefited from his leadership as well as from his commitment to strong and effective corporate governance. We will miss him on the Nashua board and want to thank him for his service and offer him every good wish for the future.

Thomas G. Brooker

Thomas G. Brooker
President and
Chief Executive Officer

March 27, 2009



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-05492

NASHUA CORPORATION

(Exact name of registrant as specified in its charter)

Massachusetts	**02-0170100**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
11 Trafalgar Square, Suite 201, Nashua, New Hampshire	**03063**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code
(603) 880-2323

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.00 par value	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes: ☐ No ☑

The aggregate market value of the registrant's voting shares of common stock held by non-affiliates of the registrant on June 27, 2008, based on $9.63 per share, the last reported sale price on the NASDAQ Global Market on that date, was $26,801,783.

The number of shares outstanding of each of the registrant's classes of common stock, as of March 23, 2009:

Class	Number of Shares
Common Stock, $1.00 par value	5,599,642

The following documents are incorporated by reference into the Annual Report on Form 10-K: Portions of the registrant's definitive Proxy Statement for its 2009 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

PART I

Item 1. *Business*

General

Nashua Corporation is a manufacturer, converter and marketer of labels and specialty papers. Our primary products include thermal and other coated papers, wide-format papers, pressure-sensitive labels, tags, and transaction and financial receipts.

Our company is incorporated in Massachusetts. Our principal executive offices are located at 11 Trafalgar Square, Suite 201, Nashua, New Hampshire 03063, and our telephone number is (603) 880-2323. Our Internet address is *www.nashua.com.* Copies of our reports, including this annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, can all be accessed from our website free of charge and immediately after filing with the Securities and Exchange Commission. We are subject to the informational requirements of the Exchange Act, and, accordingly, file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be read and copied at the public reference facilities maintained by the Securities and Exchange Commission at the Public Reference Room, 100 F Street, NE, Washington, D.C. 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. References in this Form 10-K to "us," "we," "ours," the "company" or to "Nashua" refer to Nashua Corporation and our consolidated subsidiaries, unless the context requires otherwise.

Recent Developments

- In the third quarter of 2008, we closed our Cranbury, New Jersey facility in our Specialty Paper Products segment.
- For the third quarter ended September 28, 2008, we recognized a goodwill impairment charge of $14.1 million related to our Specialty Paper Products segment.
- During 2008, we replaced certain leased distribution centers with public warehouses.
- In December 2008, we closed our Jacksonville, Florida label converting facility and consolidated operations into our Tennessee and Nebraska facilities in our Label Products segment.
- During 2008, we streamlined our workforce and eliminated 25 positions in our selling, general and administrative areas. We recognized $1.1 million of severance expense associated with the reduction in workforce.

In addition, in March 2009, we entered into an amendment to our credit facility with Bank of America that, among other things, changed the termination date of the agreement to March 29, 2010 from March 30, 2012, reduced the amount of the revolving credit facility from $28 million to $15 million until June 30, 2009 and $17 million thereafter, increased the interest rate on borrowings to LIBOR plus 335 basis points or prime plus 110 basis points, and limited our annual capital expenditures to $2 million. Pursuant to the amendment, Bank of America waived our non-compliance with the fixed charge coverage ratio and the funded debt to adjusted EBITDA ratio financial covenants at December 31, 2008, and amended the terms of those covenants for the quarter ending April 3, 2009 and subsequent periods.

Operating Segments

Set forth below is a brief summary of each of our two operating segments together with a description of their more significant products, competitors and operations. Our two operating segments are:

(1) Label Products

(2) Specialty Paper Products

Additional financial information regarding our business segments is contained in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of Part II, and Note 12 to our Consolidated Financial Statements included in Item 8 of Part II of this annual report on Form 10-K.

Label Products Segment

Our Label Products segment converts, prints and sells pressure-sensitive labels, radio frequency identification (RFID) labels and tickets and tags to distributors and end-users. Our Label Products segment's net sales were $105.1 million, $115.5 million and $109.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Nashua pressure-sensitive labels and tags are used in a variety of applications including supermarket weighscale, retail shelf marking, prescription fulfillment, inventory control and tracking, automatic identification, event ticketing, and address labels. We are a major supplier of labels to the grocery, retail, manufacturing and transportation market segments. We also supply tickets used in cinema and entertainment venues. Our RFID products are utilized for inventory control, tracking and automatic identification.

The label industry is price-sensitive and competitive and includes competitors such as R. R. Donnelley & Sons Company and Hobart Corporation, a subsidiary of Illinois Toolworks, as well as numerous regional converters.

We depend on outside suppliers for most of the raw materials used by our Label Products segment. Primary materials used in producing our products include laminated pressure sensitive materials and tag materials, RFID inlays and inks. Thermal and non-thermal base papers constitute a large percentage of the raw material cost for our products. As a result, our costs and market pricing are heavily impacted by changes in thermal and other paper costs. We purchase materials from multiple suppliers and believe that adequate quantities of supplies are available. However, for some important raw materials, such as certain laminated papers and inks, we either sole source or obtain supplies from a few vendors. There is no current or anticipated supply disruption, but a future supply disruption could negatively impact our operations until an alternate source of supply could be qualified. Additionally, there can be no assurance that our future operating results would not be adversely affected by either future increases in the cost of raw materials or the curtailment of supply of raw materials or sourced products.

Specialty Paper Products Segment

Our Specialty Paper Products segment coats, converts, prints and sells papers and films. Products include: thermal papers, dry-gum papers, heat seal papers, bond papers, wide-format media papers, small rolls, financial receipts, point-of-sale receipts, retail consumer products and ribbons. Our Specialty Paper Products segment's net sales were $162.3 million, $160.3 million and $162.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Thermal papers develop an image upon contact with either a heated stylus or a thermal print head. Thermal papers are used in point-of-sale printers, package identification systems, gaming and airline ticketing systems, facsimile machines, medical and industrial recording charts and for conversion to labels. We coat and sell large roll thermal papers primarily to printers, laminators and converters. Competitors in the large roll thermal papers market include companies such as Appleton Papers, Inc. and Ricoh Corporation, as well as other manufacturers in the United States, Asia and Europe.

Dry-gum paper is coated with a moisture-activated adhesive. We sell dry-gum paper primarily to fine paper merchants, business forms manufacturers and paper manufacturers, who convert it into various types of labels. Our major competitor in the dry-gum label market is Troy Laminating and Coating, Inc.

Our heat seal papers are coated with an adhesive that is activated when heat is applied. We sell these products primarily to fine paper merchants who, in turn, resell them to printers who convert the papers into labels for use primarily in the pharmaceutical industry. Heat seal papers are also used in bakery, meat packaging and other barcode applications.

Small rolls of bond, carbonless and thermal papers are used for such applications as point-of-sale receipts for cash registers, credit card verification systems, financial receipts for ATMs, teller systems and check processing systems, adding machine papers, and self-service kiosk applications, such as gas station pay-at-the-pump, casino/gambling and thermal facsimile for thermal fax printers. Certain of our small roll products contain security features utilized in loss prevention applications. We sell converted small rolls to paper merchants, paper distributors, superstores, warehouse clubs, resellers and end-users. Small roll brands include Perfect Print and IBM. Our major competitors in the small roll market include NCR Corporation, R. R. Donnelley & Sons Company, and several regional converters.

Wide-format media papers are premium quality coated and uncoated bond and ink jet papers untreated or treated with either resin or non-resin coatings. We sell wide-format media papers to merchants, resellers, print-for-pay retailers and end-users for use in graphic applications, signs, engineering drawings, posters and for the reproduction of original copies. Our primary competitors in the wide-format papers market include several regional converters.

We depend on outside suppliers for the raw materials used by our Specialty Paper Products segment. Primary raw materials include paper, chemicals used in producing the various coatings that we apply, inks and ribbons. Paper constitutes a large percentage of the raw material cost for our products and our competitors' products. As a result, our costs and market pricing are heavily impacted by changes in paper costs. Generally, we purchase materials from multiple suppliers. However, we purchase some raw materials for specific coated product applications from a single supplier. While there is no current or anticipated supply disruption, a future supply disruption could negatively impact our operations until an alternate source of supply could be qualified. There can be no assurance that our future operating results would not be adversely affected by future increases in either the cost of raw materials or the curtailment of supply of raw materials or sourced products.

Several of the products in our Specialty Paper Products segment are in mature and declining markets. These include our dry-gum papers, heat seal papers, carbonless papers, bond papers and ribbon products. Future sales and profitability for these product lines depend on our ability to maintain current prices and retain and increase our market share in these declining markets.

Information About Major Customers and Products

Our 2008 net revenues for the Specialty Paper Products segment include sales of our thermal point-of-sale (POS) rolls to Wal-Mart and Sam's Club. The Wal-Mart and Sam's Club sales exceeded 10 percent of our consolidated net revenues in 2008. While no other customer represented 10 percent of our consolidated net revenues in 2008, both of our segments have significant customers. The loss of Wal-Mart and Sam's Club or any other significant customer or the loss of sales of our POS rolls could have a material adverse effect on us or our segments.

Our 2007 net revenues for the Label Products segment include sales of our automatic identification labels to Federal Express Corporation (FedEx). FedEx sales exceeded 10 percent of our consolidated net revenues for 2007.

Intellectual Property

Our ability to compete may be affected by our ability to protect our proprietary information, as well as our ability to design products outside the scope of our competitors' intellectual property rights. We hold a limited number of U.S. and foreign patents for our continuing operations, of which one is related to our Label Products segment and seven are related to our Specialty Paper Products segment, expiring in various years between 2009 and 2023. There can be no assurance that our patents will provide meaningful protection, nor can there be any assurance that third parties will not assert infringement claims against us or our customers in the future. If one of our products was ruled to be in violation of a competitor's intellectual property rights, we could be required to expend significant resources to develop non-infringing alternatives or to obtain required licenses. There can be no assurance that we could successfully develop commercially viable alternatives or that we could obtain necessary licenses. Additionally, litigation relating to infringement claims could be lengthy or costly and could have an adverse material effect on our financial condition or results of operations regardless of the outcome of the litigation.

Manufacturing Operations

We operate manufacturing facilities in the following locations:

- Merrimack, New Hampshire
- Omaha, Nebraska
- Jefferson City, Tennessee
- Vernon, California

Our New Hampshire, Nebraska and California facilities are unionized. We have union contracts with our hourly employees at the New Hampshire site which expire in 2009. The union contracts for the California and Nebraska sites expire in 2011 and 2012, respectively. More information regarding the operating segments and principal products produced at each location can be found in Item 2 of Part I of this Form 10-K. There can be no assurance that future operating results will not be adversely affected by changes in either our labor wage rates or productivity.

Research and Development

Our research and development efforts have been instrumental in the development of many of our products. We direct our research efforts primarily toward developing new products and processes and improving product performance, often in collaboration with our customers. Our research and development efforts are focused primarily on new thermal coating applications for our Specialty Paper Products and Label Products segments and RFID products for our Label Products segment. Our research and development expenditures were $.7 million in 2008, $.8 million in 2007, and $.6 million in 2006.

Environmental Matters

We and our competitors are subject to various environmental laws and regulations. These include the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, commonly known as "CERCLA," the Resource Conservation and Recovery Act, commonly known as "RCRA," the Clean Water Act and other state and local counterparts of these statutes. We believe that our operations have operated and continue to operate in compliance with applicable environmental laws and regulations. Nevertheless, we have received notices of alleged environmental violations in the past and we could receive additional notices of alleged environmental violations in the future. Violations of these environmental laws and regulations could result in substantial fines and penalties. Historically, we have addressed and/or attempted to remedy any alleged environmental violation upon notification.

Our pre-tax expenditures for compliance with environmental laws and regulations for continuing and discontinued operations were $.2 million in 2008 and $.3 million in 2007. Additionally, for sites which we have received notification of the need to remediate, we have assessed our potential liability and have established a reserve for estimated costs associated with the remediation. At December 31, 2008, our reserve for potential environmental liabilities was $.7 million for continuing operations. However, liability of potentially responsible parties under CERCLA and RCRA is joint and several, and actual remediation expenses at sites where we are a potentially responsible party could either exceed or be below our current estimates. We believe, based on the facts currently known to us, insurance coverage and the environmental reserve recorded, that our estimated remediation expense and on-going costs of compliance with environmental laws and regulations are not likely to have a material adverse effect on our consolidated financial position, results of operations, capital expenditures or our competitive place in the market.

Executive Officers

Listed below are our executive officers as of March 13, 2009. No family relationships exist among our executive officers.

Name	Age	Position
Thomas G. Brooker	50	President and Chief Executive Officer
John L. Patenaude	59	Vice President — Finance, Chief Financial Officer and Treasurer
Margaret M. Callan	42	Corporate Controller and Chief Accounting Officer
Donald A. Granholm	54	Vice President — Supply Chain and Human Resources Management
Thomas M. Kubis	48	Vice President of Operations
William Todd McKeown	43	Vice President of Sales and Marketing
Michael D. Travis	49	Vice President of Marketing

Mr. Brooker has been our President and Chief Executive Officer since May 2006. Prior to joining us, Mr. Brooker was a partner in Brooker Brothers LLC (a real estate development company) from December 2004 to May 2006. He served as Group President — Forms, Labels and Office Products of Moore Wallace, a label and printing company and a subsidiary of R.R. Donnelley & Sons Company, a provider of print and related services, from January 2004 through November 2004. From May 2003 to December 2003, Mr. Brooker served as Executive Vice President of Sales for Moore Wallace Incorporated. From May 1998 through May 2003, Mr. Brooker served as Corporate Vice President of Sales for Wallace Computer Services, Inc.

Mr. Patenaude has been our Vice President — Finance and Chief Financial Officer since May 1998. In addition, since August 2000 and from May 1998 to October 1999, Mr. Patenaude has served as Treasurer.

Ms. Callan has been our Corporate Controller and Chief Accounting Officer since May 2003. She served as our Director of Strategic Planning and Analysis from January 2001 to May 2003.

Mr. Granholm has been our Vice President — Supply Chain and Human Resources Management since July 2008 and an executive officer since May 2007. He served as Vice President — Supply Chain Management from September 2006 to July 2008. From January 1995 to September 2006, Mr. Granholm was Vice President — Transportation Network Planning for DHL Worldwide Express.

Mr. Kubis has been our Vice President of Operations since August 2006. From May 2004 to August 2006, he served as Vice President of Manufacturing for our Label Products segment. From July 2003 to May 2004, Mr. Kubis served as Vice President of Manufacturing for our Label Products facility in Tennessee. From August 1996 to July 2003, Mr. Kubis served as Plant Manager, Label Manufacturing Division, at Wallace Computer Services, Inc., a subsidiary of Moore Corporation Limited (predecessor of R.R. Donnelley & Sons Company).

Mr. McKeown has been Vice President of Sales and Marketing since September 2006. From February 2005 to June 2006, Mr. McKeown was Vice President of Sales and Marketing for Interlake Material Handling, Inc., a manufacturer of storage rack products. From January 2004 to November 2004, Mr. McKeown served as Senior Vice President of Sales of Moore Wallace North America. From 2001 to February 2003, he served as Vice President of Corporate Accounts for Wallace Computer Services, Inc.

Mr. Travis has been Vice President of Marketing since October 2006. He served as Vice President and General Manager of manufacturing operations in Jefferson City, Tennessee for our Label Products division from May 2002 to October 2006.

Our executive officers are generally appointed to their offices each year by our Board of Directors shortly after the Annual Meeting of Stockholders.

Employees

We had 659 full-time employees at February 6, 2009. Approximately 200, or 30.4 percent, of our employees are members of one of several unions, principally the United Steelworkers of America. We believe our employee relations are satisfactory.

Our significant labor agreements include:

Union	Approximate # of Employees Covered	Location	Expiration Date
United Steelworkers of America	98	Omaha, NE	March 31, 2012
United Steelworkers of America	69	Merrimack, NH	April 5, 2009
United Commercial Food Workers	33	Vernon, CA	March 7, 2011

Forward-Looking and Cautionary Statements

Information we provide in this Form 10-K may contain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. We may also make forward-looking statements in other reports we file with the Securities and Exchange Commission, in materials we deliver to stockholders and in our press releases. In addition, our representatives may, from time to time, make oral forward-looking statements. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that is not directly related to historical or current fact. Words such as "anticipate," "believe," "can," "could," "estimate," "expect," "intend," "may," "plan," "project," "should," "will" and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to, our future capital needs, stock market conditions, the price of our stock, fluctuations in customer demand, intensity of competition from other vendors, timing and acceptance of our new product introductions, general economic and industry conditions, delays or difficulties in programs designed to increase sales and improve profitability and other risks detailed in this Form 10-K and our other filings with the Securities and Exchange Commission. We assume no obligation to update the information contained in this Form 10-K or to revise our forward-looking statements.

Item 1A. *Risk Factors*

The following important factors, among others, could cause our actual operating results to differ materially from those indicated or suggested by forward-looking statements made in this Form 10-K or presented elsewhere by management from time to time.

We face significant competition and may be impacted by the financial crisis in the global economy.

The markets for our products are highly competitive, and our ability to effectively compete in those markets is critical to our future success. Our future performance and market position depend on a number of factors, including our ability to react to competitive pricing pressures, our ability to hire qualified sales personnel, our ability to maintain competitive manufacturing costs, our ability to introduce new value-added products and services to the market and our ability to react to the commoditization of products. Our performance could also be impacted by external factors, such as:

- deteriorating general economic conditions, which result in lower sales or movement of products by our customers causing our sales to decline;
- the availability of financing due to changes in the banking and financing industry could cause certain of our customers, especially in the retail and construction industry, to be impacted by adverse conditions whereby customer sales decline and/or customer reduction in size of their business through either store closures or the consolidation of warehouses causing our sales to decline;
- increasing pricing pressures from competitors in the markets for our products;
- a faster decline than anticipated in the more mature, higher margin product lines, such as bond, carbonless, ribbons, heat seal and dry gum products, due to changing technologies and a decrease in demand due to slowness in the economy;
- natural disasters such as hurricanes, floods, earthquakes and pandemic events, which could cause our customers to close a number or all of their stores or operations for an extended period of time causing our sales to be reduced during the period of closure;
- our ability to pass on raw material price increases to customers;
- our ability to pass on increased freight cost due to fuel price fluctuations; and
- our ability to pass on manufacturing cost increases.

Our Specialty Paper Products segment operates a manufacturing facility in New Hampshire, which has relatively higher operating costs compared to manufacturing locations in other parts of the United States where some of our competitors are located or operate. Some of our competitors may be larger in size or scope than we are and have more modern equipment, which may allow them to achieve greater economies of scale on a global basis or allow them to better withstand periods of declining prices and adverse market conditions.

In addition, there has been an increasing trend among our customers towards either consolidation or exiting businesses due to the current financial and economic factors. With fewer customers in the market for our products, the strength of our negotiating position with customers could be weakened, which could have an adverse effect on our pricing, margins, profitability and recoverability of assets including goodwill.

We have a wide diversity of customers but there are a number of individual customers that could impact our financial condition. The business risk associated with these customers relates to potential sales declines due to their individual business needs or loss of business to competitors and increased credit risk due to the concentration of these customers.

We may be required to record a significant impairment charge if the carrying value of our goodwill exceeds its fair value.

Our share value and market capitalization have been significantly impacted by extreme volatility in the United States' equity and credit markets and has recently been below our net book value. Under accounting principles generally accepted in the United States, we may be required to record an impairment charge if changes in circumstances or events indicate that the carrying values of our goodwill and intangible assets exceed their fair value and are not recoverable. Any significant and other than temporary decrease in our market capitalization could be an indicator that the carrying values of our goodwill exceed their fair value, which may result in our recording an impairment charge. In this time of economic uncertainty, we are unable to predict economic trends, but we continue to monitor the impact of changes in economic and financial conditions on our operations and on the carrying value of our goodwill and intangible assets. Should the value of our goodwill be impaired, our consolidated earnings and shareholders' equity may be materially adversely affected.

Our credit facility contains financial covenants, and our failure to comply with any of those covenants could materially adversely impact us.

Our credit facility imposes operating restrictions on us in the form of financial covenants, including requirements that we maintain specified fixed charge coverage ratios and funded debt to adjusted EBITDA ratios. If we fail to comply with these financial covenants and do not obtain a waiver from our lender, we would be in default under the credit facility and our lender could terminate the facility and demand immediate repayment of all outstanding loans under the credit facility. The declaration of an event of default under the credit facility could have a material adverse effect on our financial condition, and we could find it difficult to obtain other bank lines or credit facilities on comparable terms.

Although we were not in compliance with the fixed charge coverage ratio and the funded debt to adjusted EBITDA ratio financial covenants under our credit facility at December 31, 2008, in March 2009 our lender waived our non-compliance in connection with an amendment to our credit facility. There can be no assurance, however, that we will be able to obtain a waiver to any non-compliance with the financial covenants in the credit facility in the future.

In connection with the March 2009 amendment to our credit facility, the financial covenants in the credit facility were amended. While we believe that we will be in compliance with the financial covenants in the amended credit facility, in the event our results of operations do not meet forecasted results, we may not be in compliance with those covenants. Alternative forms of financing may be available to us, however, there can be no assurance that such financing will be available on terms and conditions acceptable to us.

If the financial condition of our customers declines, our credit risk could increase.

The current challenging economic environment may subject us to increased risk of non-payment of our accounts receivable. A significant delay in the collection of funds or a reduction of funds collected may impact our liquidity or increase bad debts. These factors could have a material adverse effect on our business, financial condition and operating results.

Increases in raw material costs or the unavailability of raw materials may adversely affect our profitability.

We depend on outside suppliers for the raw materials used in our business. Although we believe that adequate supplies of the raw materials we use are available, any significant decrease in supplies, any increase in costs or a greater increase in delivery costs for these materials could result in a decrease in our margins, which could harm our financial condition. Our Specialty Paper Products and Label Products segments are impacted by the economic conditions and plant capacity dynamics within the paper and label industries. In general, the availability and pricing of commodity paper such as uncoated facesheet is affected by the capacity of the paper mills producing the products. Cost increases at paper manufacturers, or other producers of the raw materials which we use in our business, and capacity constraints in paper manufacturers' operations could cause increases in the costs of raw materials, which could harm our financial condition if we are unable to recover the increased cost from our customers. Conversely, an excess supply of materials or manufacturing capacity by manufacturers could result in lower cost to us and lower selling prices to customers and the risk of lower margins for us.

We have periodically been able to pass on significant raw material cost increases through price increases to our customers. Nonetheless, our results of operations for individual quarters can and have been negatively impacted by delays between the time of raw material cost increases and price increases for our products to customers. We may be unable to increase our prices to offset higher raw material costs due to the failure of competitors to increase prices and customer resistance to price increases. Additionally, we rely on our suppliers for deliveries of raw materials. If any of our suppliers were unable to deliver raw materials to us for an extended period of time, there is no assurance that our raw material requirements would be met by other suppliers on acceptable terms, or at all, which could have a material adverse effect on our results of operations.

A decline in returns on the investment portfolio of our defined benefit plans, changes in mortality tables and interest rates could require us to increase cash contributions to the plans and negatively impact our financial statements.

Funding for the defined benefit pension plans we sponsor is determined based upon the funded status of the plans and a number of actuarial assumptions, including an expected long-term rate of return on plan assets and the discount rate utilized to compute pension liabilities. All of our defined benefit pension plan benefits are frozen. The defined benefit plans were underfunded as of December 31, 2008 by approximately $41.4 million after utilizing the actuarial methods and assumptions for purposes of Financial Accounting Standards (FAS) No. 87, Employers' Accounting for Pensions, and FAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FAS Nos. 87, 88, 106 and 132(R). As a result, we expect to experience an increase in our future cash contributions to our defined benefit pension plans. We contributed $5.3 million in 2007 and $4.9 million in 2008. In the event that actual results differ from the actuarial assumptions and the credit crisis in the current financial markets negatively impacts the valuation of our pension investments, the funded status of our defined benefit plans may change and any such resulting deficiency could result in additional charges to equity and against earnings and increase our required contributions and thereby impact our liquidity.

We depend on key personnel and on the retention and recruiting of key personnel for our future success.

Our future success depends to a significant extent on the continued service of our key administrative, manufacturing, sales and senior management personnel. We do not have employment agreements with most of our executives and do not maintain key person life insurance on any of these executives. We do have an employment agreement with Thomas G. Brooker, who has served as our President and Chief Executive Officer since May 4, 2006. The loss of the services of one or more of our key employees could significantly delay or prevent the achievement of our business objectives and could harm our business. While we have entered into executive severance agreements with many of our key employees, there can be no assurance that the severance agreements will provide adequate incentives to retain these employees. Our future success also depends on our continuing ability to attract, retain and motivate highly skilled employees for key positions. There is market competition for qualified employees. We may not be able to retain our key employees or attract, assimilate or retain other highly qualified employees in the future.

We have from time to time in the past experienced, and we expect to continue to experience from time to time, difficulty in hiring and retaining highly skilled employees with appropriate qualifications for certain positions.

New technologies or changes in consumer preferences may affect our ability to compete successfully.

We believe that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. These technologies or processes could have an impact on production methods or on product quality in these fields.

Unexpected rapid changes in employed technologies or the development of novel processes that affect our operations and product range could render the technologies we utilize, or the products we produce, obsolete or less competitive in the future. Difficulties in assessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost. Any such development could materially and adversely impact our revenues or profitability, or both.

Additionally, the preferences of our customers may change as a result of the availability of alternative products or services which could impact consumption of our products.

Litigation relating to our intellectual property rights could have an adverse impact on our business.

We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology. Litigation may be necessary to enforce these rights, which could result in substantial costs to us and a substantial diversion of management attention. If we do not adequately protect our intellectual property, our competitors or other parties could use the intellectual property that we have developed to enhance their products or make products similar to ours and compete more efficiently with us, which could result in a decrease in our market share.

While we have attempted to ensure that our products and the operations of our business do not infringe on other parties' patents and proprietary rights, our competitors and other parties may assert that our products and operations may be covered by patents held by them. In addition, because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents upon which our products may infringe. If any of our products infringe a valid patent, we could be prevented from selling them unless we obtain a license or redesign the products to avoid infringement. A license may not always be available or may require us to pay substantial royalties. We also may not be successful in any attempt to redesign any of our products to avoid infringement. Infringement and other intellectual property claims, regardless of merit or ultimate outcome, can be expensive and time-consuming and can divert management's attention from our core business.

Our information systems are critical to our business, and a failure of those systems could materially harm us.

We depend on our ability to store, retrieve, process and manage a significant amount of information. If our information systems fail to perform as expected, or if we suffer an interruption, malfunction or loss of information processing capabilities, it could have a material adverse effect on our business.

Failure to maintain effective internal controls over financial reporting and disclosure controls and procedures could adversely affect our business and the market price of our common stock, and impair our ability to timely file our reports with the Securities and Exchange Commission.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for the year ended December 31, 2008, we performed system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will continue to require that we incur substantial expense and expend significant management time on compliance-related issues. If we identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

All of our manufacturing facilities are located in the United States. We believe that our manufacturing facilities are in good operating condition and suitable for the production of our products. We have excess manufacturing space in some locations. Our corporate headquarters is located in a leased facility in Nashua, New Hampshire. The lease for our corporate offices expires on May 31, 2011.

Our principal facilities are listed below by operating segment, location and principal products produced. Except as otherwise noted, we own each of the facilities listed.

Principal Properties

Location	Total Square Footage	Nature of Products Produced
Corporate		
Nashua, New Hampshire (leased)	8,000	none (corporate offices)
Park Ridge, Illinois (leased)	11,000	none (administrative offices)
Specialty Paper Products Segment		
Merrimack, New Hampshire (leased)	156,000	paper products
Jefferson City, Tennessee	198,000	paper products
Vernon, California (leased)	61,000	paper products
Label Products Segment		
Omaha, Nebraska	170,000	label products
Jefferson City, Tennessee	60,000	label products
Jacksonville, Florida (leased)	42,000	none (unused)

Item 3. *Legal Proceedings*

Environmental

We are involved in certain environmental matters and have been designated by the Environmental Protection Agency, referred to as the EPA, as a potentially responsible party for certain hazardous waste sites. In addition, we have been notified by certain state environmental agencies that some of our sites not addressed by the EPA require remedial action. These sites are in various stages of investigation and remediation. Due to the unique physical characteristics of each site, the technology employed, the extended timeframes of each remediation, the interpretation of applicable laws and regulations and the financial viability of other potential participants, our ultimate cost of remediation is difficult to estimate. Accordingly, estimates could either increase or decrease in the future due to changes in such factors. At December 31, 2008, based on the facts currently known and our prior experience with these matters, we have concluded that it is probable that site assessment, remediation and monitoring costs will be incurred. We have estimated a range for these costs of $.6 million to $.9 million for continuing operations. These estimates could increase if other potentially responsible parties or our insurance carriers are unable or unwilling to bear their allocated share and cannot be compelled to do so. At December 31, 2008, our accrual balance relating to environmental matters was $.7 million for continuing operations. Based on information currently available, we believe that it is probable that the major potentially responsible parties will fully pay the costs apportioned to them. We believe that our remediation expense is not likely to have a material adverse effect on our consolidated financial position or results of operations.

State Street Bank and Trust

On October 24, 2007, the Nashua Pension Plan Committee filed a Class Action Complaint with the United States District Court for the District of Massachusetts against State Street Bank and Trust, State Street Global Advisors, Inc. and John Does 1-20. On January 14, 2008, the Nashua Pension Plan Committee filed a revised Complaint with the United States District Court for the District of New York against the same defendants. The Complaint alleges that the defendants violated their obligations as fiduciaries under the Employment Retirement Income Securities Act of 1974, referred to as ERISA.

On February 7, 2008, the Court consolidated our action with other pending ERISA actions and appointed the Nashua Pension Plan Committee as one of the lead plaintiffs in the consolidated action. On August 22, 2008, the lead plaintiffs filed a consolidated amended complaint. On October 17, 2008, defendants filed their answer and included a counterclaim against trustees of the named plaintiff plans, including the trustees of Nashua's Pension Plan Committee, asserting that to the extent State Street is liable to the plans, the trustees are liable to State Street for contribution and/or indemnification in the amount of any payment by State Street in excess of State Street's share of liability. On December 22, 2008, State Street filed an amended counterclaim against the trustees maintaining their allegations concerning contribution/indemnification and adding a claim for breach of fiduciary duty. On March 3, 2009, the trustees filed a motion to dismiss the counterclaim. We believe the counterclaim is without merit and the trustees intend to vigorously defend against the counterclaim. Discovery commenced in March 2008 and is ongoing.

Other

We are involved in various other lawsuits, claims and inquiries, most of which are routine to the nature of our business. In the opinion of our management, the resolution of these matters will not materially affect us.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

(a) Market Information, Holders and Dividends

Our common stock is listed and traded on the NASDAQ Global Market under the symbol "NSHA." As of December 31, 2008, the number of record holders of our common stock was 834. The following table sets forth the high and low sales price per share for our common stock as reported by the NASDAQ Global Market for each period indicated.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year
2008					
High	$12.58	$11.50	$10.44	$ 8.89	$12.58
Low	$ 8.93	$ 8.51	$ 7.73	$ 3.07	$ 3.07
2007					
High	$ 9.38	$10.79	$13.41	$12.40	$13.41
Low	$ 7.27	$ 8.22	$10.25	$10.30	$ 7.27

Our ability to pay dividends is restricted under the provisions of our debt agreement which allows us to use cash for dividends to the extent that the availability under the line of credit exceeds $3.0 million. We did not declare or pay a cash dividend on our common stock in 2008 or 2007.

(b) Issuer Purchases of Equity Securities during the Quarter ended December 31, 2008

The following table provides information about purchases by us during the quarter ended December 31, 2008 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
September 27 through October 31	—	—	—	1,000,000
November 1 through November 28	2,029	$5.09	2,029	997,971
November 29 through December 31	133,515	$4.78	133,515	864,456
Total	135,544		135,544	

(1) We repurchased an aggregate of 135,544 shares of our common stock pursuant to the repurchase program that we publicly announced on October 30, 2008 (the "Program").

(2) Our Board of Directors approved the repurchase by us of up to an aggregate of 1,000,000 shares of our common stock pursuant to the Program. The Program does not have a fixed expiration date.

Item 6. *Selected Financial Data*

Not required.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Our Management Discussion and Analysis should be read in conjunction with Item 1: Business, and Item 8: Financial Statements and Supplementary Data.

Overview

Our continuing operations include results of our Label Products and Specialty Paper Products segments.

Our net sales decreased to $264.9 million in 2008 compared to $272.8 million in 2007. Our gross margin percentage decreased to 14.9 percent in 2008 compared to 17.7 percent in 2007. Our selling and distribution expenses increased $1.8 million and our administrative expenses decreased $2.1 million in 2008. Our results from continuing operations before income taxes decreased to a loss of $16.4 million in 2008 compared to income of $6.5 million in 2007. These financial results are further discussed in the Consolidated Results of Operations.

During 2008, we had the following developments:

- We closed our Cranbury, New Jersey facility in our Specialty Paper Products segment.
- We replaced certain leased distribution centers with public warehouses.
- We incurred a $14.1 million goodwill impairment charge in the third quarter of 2008 related to our Specialty Paper Products segment.
- In December 2008, we closed our Jacksonville, Florida facility and consolidated operations into our Tennessee and Nebraska facilities in our Label Products segment.
- We streamlined our workforce and eliminated 25 positions in our selling, general and administrative areas. We recognized $1.1 million of severance expense associated with the reduction in workforce.

- We incurred a tax charge of $4.3 million in the fourth quarter as a result of increasing the valuation reserve on deferred tax assets.
- We announced to our employees not covered by contractual agreements that we would suspend matching contributions to our defined contribution 401(k) plan.

In addition, in March 2009, we entered into an amendment to our credit facility with Bank of America that, among other things, changed the termination date of the agreement to March 29, 2010 from March 30, 2012, reduced the amount of the revolving credit facility from $28 million to $15 million until June 30, 2009 and $17 million thereafter, increased the interest rate on borrowings to LIBOR plus 335 basis points or prime plus 110 basis points, and limited our annual capital expenditures to $2 million. Pursuant to the amendment, Bank of America waived our non-compliance with the fixed charge coverage ratio and the funded debt to adjusted EBITDA ratio on financial covenants at December 31, 2008, and amended the terms of those covenants for the quarter ending April 3, 2009 and subsequent periods.

During 2007, we had the following developments:

- We eliminated the position of President of the Coated business during the first quarter of 2007.
- In May 2007, we renegotiated our credit agreement which provides a revolving credit facility of $28 million and established a $10 million term loan.
- In May 2007, we commenced a tender offer in which we sought to acquire up to 1,900,000 shares of our common stock at a price of $10.50 per share. The tender offer expired on June 28, 2007 at which time 751,150 shares were tendered at a price of $10.50 per share for an aggregate of $7.9 million.
- During 2007, we added a net of six representatives to our sales force as we continue to focus on top line growth.
- In March 2007, the Cerion litigation was favorably concluded. As a result, under the terms of our officers and directors insurance policy, the insurance company refunded the litigation cost that we had previously incurred in the defense of the matter.
- The Ricoh patent lawsuit filed against the company and other defendants was settled.

Consolidated Results of Operations

The consolidated results of operations should be read in conjunction with the individual segment results.

	For the Years Ended December 31,		2008 vs. 2007	
	2008	2007	Dollar Change	Percent Change
	(In millions)			
Net sales				
Label Products	$105.1	$115.5	$(10.4)	(9.0)
Specialty Paper Products	162.3	160.3	2.0	1.2
Other	4.4	4.1	.3	7.3
Eliminating	(6.9)	(7.1)	.2	2.8
Consolidated net sales	264.9	272.8	(7.9)	(2.9)
Gross margin				
Label Products	13.3	21.0	(7.7)	(36.7)
Specialty Paper Products	25.3	26.5	(1.2)	(4.5)
Other	.8	.7	.1	14.3
Consolidated gross margin	39.4	48.2	(8.8)	(18.3)
Gross margin %	14.9%	17.7%	—	—
Selling and distribution expenses	25.9	24.1	1.8	7.5
General and administrative expenses	14.9	17.0	(2.1)	(12.4)
Research and development expenses	.7	.8	(.1)	(12.5)
Other income	(1.0)	(1.2)	.2	16.7
Impairment of goodwill	14.1	—	14.1	100.0
Loss from equity investments	.2	.2	—	—
Interest expense, net	1.0	.9	.1	11.1
Income (loss) from continuing operations before income taxes	(16.4)	6.5	(22.9)	(352.3)
Income from discontinued operations, net of taxes	—	.3	(.3)	(100.0)
Net income (loss)	$(19.8)	$ 4.1	$(23.9)	(582.9)

Our net sales decreased $7.9 million to $264.9 million in 2008, from $272.8 million in 2007.

- The decrease from 2007 to 2008 was primarily due to a $10.4 million decrease in sales in our Label Products segment partially offset by a $2.0 million increase in sales in our Specialty Paper Products segment.
- Net sales for both of our business segments are discussed in detail under "Results of Operations by Operating Segment."

Our gross margin was $39.4 million in 2008 compared to $48.2 million in 2007. Our gross margin percentage decreased to 14.9 percent in 2008 from 17.7 percent in 2007.

- The margin percent in 2008 compared to 2007 decreased in both of our operating segments. The decreases were primarily attributable to lower sales volume in our Label Products segment, the cost of closing our Florida label facility and the integration of the Florida manufacturing into our Tennessee and Nebraska label facilities, unfavorable sales mix and higher manufacturing costs in both of our operating segments.
- Gross margin changes for both of our business segments are discussed in detail under "Results of Operations by Operating Segment."

Selling and distribution expenses increased to $25.9 million in 2008 from $24.1 million in 2007. As a percent of sales, selling and distribution expenses increased to 9.8 percent in 2008 from 8.8 percent in 2007.

- The $1.8 million increase was due to an increase in distribution expenses of $1.9 million partially offset by a decrease in selling expenses of $.1 million. Distribution expenses increased primarily due to severance related to the closure of distribution facilities and the change in our New Jersey facility from a manufacturing facility to a distribution facility in January 2008, the subsequent closure of the New Jersey distribution facility in July 2008 and the subsequent buyout of our Cranbury, New Jersey lease in December 2008 within our Specialty Paper Products segment. Selling expenses decreased primarily due to lower personnel costs as a result of reductions in workforce.

General and administrative expenses decreased $2.1 million to $14.9 million in 2008 from $17.0 million in 2007. As a percent of sales, general and administrative expenses were 5.6 percent in 2008 from 6.2 percent in 2007.

- The decrease in general and administrative expenses in 2008 from 2007 was primarily due to lower management incentive cost, as well as reduced legal and pension expenses partially offset by severance charges related to a reduction in workforce and higher stock compensation expenses.

Research and development expenses decreased to $.7 million in 2008 from $.8 million in 2007. As a percent of sales, research and development expenses remained unchanged at 0.3 percent.

Other income decreased $.2 million to $1.0 million in 2008 from $1.2 million in 2007.

- Other income in 2008 includes amortization of the deferred gain from the sale of New Hampshire real estate in 2006 and royalty income related to the 2006 sale of toner formulations.

Loss from equity investments remained unchanged at $.2 million for 2008 and 2007. The losses related to our investment in Tec Print, LLC.

The current business climate related to the ongoing economic crisis and our reliance on retail sales, banking activity and construction activity within our Specialty Paper Products business caused us to re-evaluate our current projections as well as expected market multiples during the third quarter. As a result, we performed an interim impairment test as of September 26, 2008, using a discounted cash flow model. Based on our assessment, we determined that the fair value of the reporting unit did not exceed the carrying value and therefore an impairment was necessary. The net book value of the reporting unit exceeded the fair value of the business and, after performing step 2 of the evaluation, we have recorded the entire amount of $14.1 million as an impairment charge in 2008.

Net interest expense increased $.1 million to $1.0 million in 2008 from $.9 million in 2007. Our weighted average annual interest rate on long-term debt was 3.8 percent in 2008 compared to 5.5 percent in 2007. Our average balance on long-term debt decreased to $12.3 million in 2008.

- The $.1 million increase in net interest expense was due to a $.2 million increase in expense related to the change in the fair value of our interest rate swap and a $.1 million decrease in interest income partially offset by a $.2 million decrease in interest expense. The decrease in interest expense is the result of a reduction in debt as well as lower interest rates which also resulted in lower interest income. Our interest rate swap is discussed in detail under "Liquidity, Capital Resources and Financial Condition."

Our loss from continuing operations before income taxes was $16.4 million in 2008 compared to income of $6.5 million in 2007.

- The change in our pre-tax income from 2007 to 2008 was primarily due to the $14.1 million expense for the impairment of goodwill in our Specialty Paper Products segment in addition to charges related to the closure of our Florida facility in our Label Products segment, charges related to closure of our Cranbury, New Jersey facility and severance charges related to a reduction in workforce.

Our annual effective income tax rate from continuing operations was an expense of 20.5 percent in 2008 due to the impact of the goodwill impairment charge, state taxes and the valuation allowance on deferred tax assets. In the fourth quarter of 2008, we recorded a valuation allowance in the amount of $4.3 million due to the uncertainty surrounding the recovery of our deferred tax assets over the next several years. The annual effective income tax rate from continuing operations for 2007 was 40.6 percent which is higher than the U.S. statutory rate of 35 percent due to the impact of state taxes (4.8%) and an increase in the valuation reserve (3.0%) partially reduced by the impact of other non-deductible and deductible items (2.2%).

Our loss from continuing operations, net of income taxes, for 2008 was $19.8 million, or $3.65 per share, compared to income of $3.9 million, or $0.67 per share, for 2007.

Income from discontinued operations, net of taxes, for 2007 was $.3 million, or $0.05 per share. The results of our discontinued operations for 2007 represent the reimbursement of our legal fees related to the Cerion litigation which was dismissed by the courts.

Our net loss for 2008 was $19.8 million, or $3.65 per share, compared to net income of $4.1 million, or $0.72 per share, for 2007.

Results of Operations by Operating Segment

Label Products Segment

	For the Years Ended December 31,		Dollar Change	Percent Change
	2008	2007	2008 vs. 2007	2008 vs. 2007
	(In millions)			
Net sales	$105.1	$115.5	$(10.4)	(9.0)
Gross margin	13.3	21.0	(7.7)	(36.7)
Gross margin %	12.7%	18.2%	—	—

Net sales for our Label Products segment decreased to $105.1 million in 2008, from $115.5 million in 2007.

- The $10.4 million, or 9.0 percent, decrease in net sales in 2008 compared to 2007 resulted primarily from an $8.9 million decrease in our automatic identification product line, a $2.0 million decrease in our supermarket scale product line and a $1.6 million decrease in our EDP product line. The decreases were partially offset by increases of $.9 million in our ticket product line, $.9 million in our RFID product line, $.2 million in our pharmacy product line and $.1 million in our prime label product line. The decrease in our automatic identification product line was primarily the result of decreased volume from existing customers due to the impact of the economic downturn and the loss of a major customer. The decrease in our supermarket scale product line was mainly the result of lost business. The decrease in our EDP product line resulted primarily from lost business due to our customer's conversion to alternate label technologies. The increase in our ticket product line was primarily due to increased volume from new and existing customers.

Gross margin for our Label Products segment decreased to $13.3 million in 2008, from $21.0 million in 2007. The gross margin percentage decreased to 12.7 percent in 2008 from 18.2 percent in 2007.

- The gross margin decrease of $7.7 million in 2008 compared to 2007 was partially due to the lower sales volume and competitive pricing pressure on new business as well as overall increased spending. The gross margin in 2008 was unfavorably impacted by the recognition of a lease liability, severance and other expenses related to the closure of our Jacksonville, Florida facility. In addition to the plant closure cost, we incurred manufacturing inefficiencies due to the transfer of business to our Tennessee and Nebraska manufacturing facilities.

Specialty Paper Products Segment

	For the Years Ended December 31,		Dollar Change	Percent Change
	2008	2007	2008 vs. 2007	2008 vs. 2007
	(In millions)			
Net sales	$162.3	$160.3	$ 2.0	1.2
Gross margin	25.3	26.5	(1.2)	(4.5)
Gross margin %	15.6%	16.5%	—	—

Our Specialty Paper Products segment reported net sales of $162.3 million in 2008 compared to net sales of $160.3 million in 2007.

- The $2.0 million, or 1.2 percent, increase in net sales in 2008 compared to 2007 was primarily due to increased sales of $10.9 million in our thermal point of sale product line mainly due to new business and increased sales to an existing customer. The increased point of sale thermal sales were partially offset by decreases of $2.4 million in our wide-format product line, $1.5 million in our thermal facesheet product line, $1.5 million in our retail product line, $.8 million in our heat seal product line, $.8 million in our financial product line, $.6 million in our core bond product line, $.4 million in our ribbon product line and $.9 million in other miscellaneous product lines. The decrease in our wide-format product line was the result of overall softness in the construction industry. The thermal facesheet and retail product line decreases were primarily the result of lower sales to major customers.

Gross margin for our Specialty Paper Products segment decreased to $25.3 million in 2008 compared to $26.5 million in 2007. The gross margin percentage decreased to 15.6 percent in 2008 compared to 16.5 percent in 2007.

- The gross margin percentage decrease in 2008 compared to 2007 was due primarily to raw material price increases in our thermal facesheet product line, higher sales volume at lower selling prices partially offset by savings associated with the transformation of our Cranbury, New Jersey facility from manufacturing to distribution.

Discontinued Operations

Discontinued operations includes the reimbursement of legal cost of $500,000 ($289,000 net of taxes) paid related to the Cerion litigation which was concluded in the quarter ended March 30, 2007.

Our asset balance related to discontinued operations included in our Consolidated Balance Sheets as of December 31, 2008 and 2007 was $1.5 million which was included in other assets and consists primarily of our 37.1 percent interest in the Cerion Technologies Liquidating Trust, a trust established pursuant to the liquidation of Cerion Technologies Inc., formerly a publicly held company. Cerion ceased operations during the fourth quarter of 1998 and will liquidate upon resolution of legal matters.

Liquidity, Capital Resources and Financial Condition

Our primary sources of liquidity are cash flow provided by operations and our revolving credit facility with Bank of America. Our cash flows from continuing and discontinued operations are combined in our Consolidated Statements of Cash Flows. Our future cash flows from discontinued operations are not expected to have a material affect on future liquidity and capital resources. Set forth below is a summary of our cash activity for the years ended December 31, 2008 and 2007:

Cash Provided by (Used in):	For the Year Ended December 31 2008	2007
	(In millions)	
Operating activities	$(1.5)	$ 7.9
Investing activities	(1.8)	(1.5)
Financing activities	(2.5)	.7
Increase (decrease) in cash and cash equivalents	$(5.8)	$ 7.1

Cash used in and provided by operating activities

Cash used in operations of $1.5 million in 2008 was primarily the result of our net loss of $19.8 million, the contribution to our pension plans of $4.9 million, an increase in inventories of $1.8 million and a decrease in accounts payable of $2.5 million, which more than offset a decrease in accounts receivable of $1.9 million, and an increase in other long-term liabilities of $1.6 million. We had significant non-cash charges impacting our net loss including a $14.1 million impairment of goodwill, a decrease in deferred tax assets of $4.8 million, depreciation and amortization of $4.4 million and stock-based compensation expense of $.9 million. The increase in our inventory balance was primarily in our Label Products segment related to the shutdown of our Florida facility and the associated inventory build in order to manage customer needs. The decrease in our accounts payable was primarily related to the timing of cash payments in both of our segments while the decrease in accounts receivable was primarily in our Label Products segment related to a decrease in net revenues in the fourth quarter of 2008 when compared to the fourth quarter of 2007. The decrease in our deferred tax assets in 2008 was primarily the result of an increase to our valuation reserve on the tax assets.

Cash flow from operations of $7.9 million in 2007 was generated primarily by our net income as adjusted for depreciation and amortization combined with a decrease in inventory balances which were partially offset by a contribution to our pension plans and a decrease in accounts payable. The decrease in our inventory balance was primarily in our Specialty Paper Products segment.

Cash used in investing activities

During 2008, cash used in investing activities of $1.8 million was primarily the result of investment in plant and equipment of $1.7 million and a $.1 million equity investment in Tec Print LLC. Capital expenditures for 2009 are expected to be in the range between $1.0 million and $2.0 million. Funding of the projected capital expenditures is expected to be provided by operating cash flows and our revolving credit facility.

During 2007, cash used in investing activities of $1.5 million was primarily the result of investment in plant and equipment of $1.3 million and a $.2 million equity investment in Tec Print LLC.

Cash used in and provided by financing activities

Cash used in financing activities of $2.5 million includes the principal repayments on the term portion of our long-term debt of $1.8 million, which is described in detail below, and $.7 million related to the repurchase of shares of our common stock as part of the 2008 stock repurchase program.

Cash provided by financing activities of $.7 million in 2007 includes $10 million proceeds from our second amended and restated credit agreement, $.6 million proceeds from shares exercised under stock option plans and $1.0 million received as repayment of a loan from a related party, offset by a payment of $7.9 million for the repurchase of shares as part of our tender offer, $.3 million in payments made for expenses related to the tender offer, a $2.0 million repayment on the revolving portion of our long-term debt and $.8 million related to our repurchase of shares of our common stock as part of our 2006 repurchase program.

On May 23, 2007, we entered into a Second Amended and Restated Credit Agreement with LaSalle Bank National Association, which was subsequently merged with Bank of America, and the lenders party thereto (the "Restated Credit Agreement") to amend and restate in its entirety our Amended and Restated Credit Agreement, dated March 30, 2006, as amended (the "Original Credit Agreement"). The Restated Credit Agreement extended the term of the credit facility under the Original Credit Agreement to March 30, 2012 (unless earlier terminated in accordance with its terms) and provided for a revolving credit facility of $28 million, including a $5 million sublimit for the issuance of letters of credit and a $2,841,425 secured letter of credit that will continue to support Industrial Development Revenue Bonds issued by the Industrial Development Board of the City of Jefferson City, Tennessee. In addition, the Restated Credit Agreement established a term loan of $10 million. The term loan was payable in quarterly installments of $625,000 beginning June 30, 2008. The revolving credit facility is subject to reduction upon the occurrence of a mandatory prepayment event (as defined in the Restated Credit Agreement). We are obligated to make prepayments of the term loan periodically and upon the occurrence of certain specified events. The Restated Credit Agreement also adjusted our requirement to maintain fixed charge coverage ratio to be not less than 1.50 to 1.00. All other terms of the Original Agreement remained substantially the same.

The interest rate on loans outstanding under the Restated Credit Agreement was based on the total debt to adjusted EBITDA ratio and was, at our option, either (1) a range from zero to .25 percent over the base rate (prime) or (2) a range from 1.25 percent to 2 percent over LIBOR. We are also subject to a non-use fee for any unutilized portion of the revolving credit facility under the Restated Credit Agreement.

For the years ended December 31, 2008 and December 31, 2007, the weighted average annual interest rate on our long-term debt was 3.8 percent and 5.5 percent, respectively. We had $24.8 million of available borrowing capacity at December 31, 2008 under our revolving loan commitment. We had $3.2 million of obligations under standby letters of credit with the banks which are included in our bank debt when calculating our borrowing capacity.

Furthermore, without prior consent of our lenders, the Restated Credit Agreement limited, among other things, annual capital expenditures to $8.0 million, the incurrence of additional debt and restricts the sale of certain assets and merger or acquisition activities. We may use cash for dividends or the repurchase of shares to the extent that the availability under the line of credit exceeds $3.0 million.

As noted in the following table, we were not in compliance with the fixed charge coverage ratio and the funded debt to adjusted EBITDA ratio financial covenants at December 31, 2008 under the Restated Credit Agreement.

Covenant	Requirement at December 31, 2008	Ratio at December 31, 2008
• Maintain a fixed charge coverage ratio	Not less than 1.5 to 1.0	1.1 to 1.0
• Maintain a funded debt to adjusted EBITDA ratio	Less than 2.5 to 1.0	2.6 to 1.0

In February 2009, we paid down the term loan under the Restated Credit Agreement with cash on hand and use of the revolving credit facility. On March 30, 2009, we entered into an Amendment Agreement to our Second Amended and Restated Credit Agreement (the "Amended Credit Agreement") with Bank of America, N.A., to waive our non-compliance with the fixed charge coverage ratio and the funded debt to adjusted EBITDA ratio financial covenants at December 31, 2008. In addition, pursuant to the Amended Credit Agreement:

- the termination date is changed from March 30, 2012 to March 29, 2010;
- advances under the revolving credit facility are limited to 75 percent of eligible accounts receivable and 40 percent of eligible inventory, and eligible inventory is limited to $6 million;
- the revolving credit facility is decreased from $28 million to $15 million until June 30, 2009, when it will increase to $17 million;
- the interest rate on borrowings is increased to LIBOR plus 335 basis points or prime plus 110 basis points;
- the fee for the unused line of credit is 75 basis points;

- annual capital expenditures are limited to $2 million; and
- equipment and fixtures are added to the collateral securing the loan.

In addition, the terms of the Amended Credit Agreement adjusted the fixed charge coverage ratio financial covenant to 1.1 to 1.0 for the rolling twelve months ended April 3, 2009 and 1.2 to 1.0 for the rolling twelve months ended June 30, 2009. The maximum fixed charge coverage ratio returns to 1.5 to 1.0 for each quarterly measurement period through the end of the agreement. Under the Restated Credit Agreement, our funded debt to adjusted EBITDA ratio for the period ended April 3, 2009 and thereafter is to be less than 2.25 to 1.0.

Pursuant to the Amended Credit Agreement, at December 31, 2008 our minimum payment obligations relating to long-term debt are as follows:

	2009	2024	Total
Term portion of long-term debt	$8,125	$ —	$ 8,125
Industrial revenue bond	—	2,800	2,800
	$8,125	$2,800	$10,925

We had borrowings of $8.1 million under a term loan and $2.8 million under our IRB loan outstanding at December 31, 2008. On February 9, 2009, we borrowed $4.6 million under our revolving line of credit with Bank of America and used cash of $3.5 million to pay down the term loan in its entirety.

We have presented the $8.1 million term loan as current at December 31, 2008 since the amount was refinanced using cash generated from current assets at December 31, 2008 and borrowings under the revolving line of credit.

On March 26, 2009, our borrowings were $3.6 million under the revolving line of credit and $2.8 million on the IRB note.

We had $27.4 million of working capital at December 31, 2008. We believe that our working capital amounts at December 31, 2008, along with cash expected to be generated from operating activities as well as borrowings available under the revolving line of credit, are adequate to allow us to meet our obligations during 2009. In the event our results of operations do not meet forecasted results and therefore impact financial covenants with our lender, we believe there are alternative forms of financing available to us. There can be no assurance, however, that such financing will be available on conditions acceptable to us. In the event such financing is not available to us, we believe we can effectively manage operating and financial obligations by adjusting the timing of working capital components.

We use derivative financial instruments to reduce our exposure to market risk resulting from fluctuations in interest rates. During the first quarter of 2006, we entered into an interest rate swap, with a notional debt value of $10.0 million, which expires in 2011. During the term of the agreement, we have a fixed interest rate of 4.82 percent on the notional amount and Bank of America, as counterparty to the agreement, paid us interest at a floating rate based on LIBOR on the notional amount. Interest payments are made quarterly on a net settlement basis.

This derivative does not qualify for hedge accounting, therefore, changes in fair value of the hedge instrument are recognized in earnings. We recognized a $.5 million mark-to-market expense in 2008 and a $.3 million mark-to-market expense in 2007, both related to the change in fair value of the derivative. The fair market value of the derivative resulted in liabilities of $.7 million at December 31, 2008 and $.3 million at December 31, 2007, which were determined based on current interest rates and expected trends.

We have net deferred tax assets of $6.2 million on our Consolidated Balance Sheets at December 31, 2008. During 2008, we decreased deferred tax assets by $4.8 million primarily due to a $4.3 million increase in our valuation allowance on deferred taxes. The increase in our valuation allowance relates primarily to the uncertainty of the utilization of our deferred tax assets including federal tax credits, state net operating losses and credits and other tax assets. We expect the $6.2 million tax assets to be fully utilized in the future based on our expectations of future taxable income. We expect future cash expenditures to be less than taxes provided in the financial statements.

As referenced in Note 11 to our Consolidated Financial Statements, we maintain defined benefit pension plans. We made a cash contribution of $4.9 million to our pension plans in 2008. We intend to contribute at least $2.9 million to our pension plans in 2009.

The 2008 cash payment for the Supplemental Executive Retirement Plan was $.3 million. For 2009, the estimated payments to retirees are $.3 million. The 2008 cash payments for postretirement benefits were $.1 million. For 2009, the estimated cash payments are expected to be $.1 million.

During the fourth quarter of 2008, our Board of Directors authorized the repurchase of up to 1,000,000 shares of our common stock from time to time on the open market or in privately negotiated transactions. During 2008, we repurchased and retired 135,544 shares totaling $.7 million.

During the fourth quarter of 2006, our Board of Directors authorized the repurchase of up to 500,000 shares of our common stock from time to time on the open market or in privately negotiated transactions. In 2006, we repurchased and retired 15,429 shares totaling $.1 million. During 2007, we repurchased and retired 100,300 shares totaling $.8 million. The share repurchase program expired on December 31, 2007.

On May 29, 2007, we commenced a tender offer in which we sought to acquire up to 1,900,000 shares of our common stock at a price of $10.50 per share. The tender offer expired on June 28, 2007 at which time 751,150 shares were tendered at a price of $10.50 per share. During the third quarter of 2007, we settled the obligation of the tender offer and paid $7.9 million for the tendered shares. Transaction fees of $.3 million were paid during 2007 and recorded as a reduction to retained earnings. The transaction fees included the dealer manager, information agent, depositary, legal and other fees.

We have operating leases primarily for office, warehouse and manufacturing space, and electronic data processing and transportation equipment.

Our liquidity is affected by many factors, some based on the normal operations of our business and others related to the uncertainties of the industry such as overcapacity, raw material pricing pressures and global economies. Although our cash requirements could fluctuate based on the timing of these factors, we believe that our current cash position, cash flows from operations and amounts available under our revolving line of credit are sufficient to fund our cash requirements for at least the next twelve months.

Litigation and Other Matters

Environmental

We are involved in certain environmental matters and have been designated by the Environmental Protection Agency, referred to as the EPA, as a potentially responsible party for certain hazardous waste sites. In addition, we have been notified by certain state environmental agencies that some of our sites not addressed by the EPA require remedial action. These sites are in various stages of investigation and remediation. Due to the unique physical characteristics of each site, the technology employed, the extended timeframes of each remediation, the interpretation of applicable laws and regulations and the financial viability of other potential participants, our ultimate cost of remediation is difficult to estimate. Accordingly, estimates could either increase or decrease in the future due to changes in such factors. At December 31, 2008, based on the facts currently known and our prior experience with these matters, we have concluded that it is probable that site assessment, remediation and monitoring costs will be incurred. We have estimated a range for these costs of $.6 million to $.9 million for continuing operations. These estimates could increase if other potentially responsible parties or our insurance carriers are unable or unwilling to bear their allocated share and cannot be compelled to do so. At December 31, 2008, our accrual balance relating to environmental matters was $.7 million for continuing operations. Based on information currently available, we believe that it is probable that the major potentially responsible parties will fully pay the costs apportioned to them. We believe that our remediation expense is not likely to have a material adverse effect on our consolidated financial position or results of operations.

State Street Bank and Trust

On October 24, 2007, the Nashua Pension Plan Committee filed a Class Action Complaint with the United States District Court for the District of Massachusetts against State Street Bank and Trust, State Street Global Advisors, Inc. and John Does 1-20. On January 14, 2008, the Nashua Pension Plan Committee filed a revised Complaint with the United States District Court for the District of New York against the same defendants. The Complaint alleges that the defendants violated their obligations as fiduciaries under ERISA.

On February 7, 2008, the Court consolidated our action with other pending ERISA actions and appointed the Nashua Pension Plan Committee as one of the lead plaintiffs in the consolidated action. On August 22, 2008, the lead plaintiffs filed a consolidated amended complaint. On October 17, 2008, the defendants filed their answer and included a counterclaim against trustees of the named plaintiff plans, including the trustees of Nashua's Pension Plan Committee, asserting that to the extent State Street is liable to the plans, the trustees are liable to State Street for contribution and/or indemnification in the amount of any payment by State Street in excess of State Street's share of liability. On December 22, 2008, State Street filed an amended counterclaim against the trustees maintaining their allegations concerning contribution/indemnification and adding a claim for breach of fiduciary duty. On March 3, 2009, the trustees filed a motion to dismiss the counterclaim. We believe the counterclaim is without merit and the trustees intend to vigorously defend against the counterclaim. Discovery commenced in March 2008 and is ongoing.

Other

We are involved in various other lawsuits, claims and inquiries, most of which are routine to the nature of our business. In the opinion of our management, the resolution of these matters will not materially affect us.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that we make estimates and assumptions for the reporting period and as of the financial statement date. Our management has discussed our critical accounting estimates, policies and related disclosures with the Audit/Finance and Investment Committee of our Board of Directors. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from those amounts.

Critical accounting policies are those that are important to the portrayal of our financial condition and results, and which require us to make difficult, subjective and/or complex judgments. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. We believe that our critical accounting policies include:

Accounts Receivable — Allowance for Doubtful Accounts

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we become aware of a specific customer's inability to meet its financial obligations to us, such as a bankruptcy filing or a substantial downgrading of a customer's credit rating, we record a specific reserve to reduce our net receivable to the amount we reasonably expect to collect. We also record reserves for bad debts based on the length of time our receivables are past due, the payment history of our individual customers and the current financial condition of our customers based on obtainable data and historical payment and loss trends. After management's review of accounts receivable, we increased the allowance for doubtful accounts to $.5 million at December 31, 2008 from $.3 million at December 31, 2007. Uncertainties affecting our estimates include future industry and economic trends and the related impact on the financial condition of our customers, as well as the ability of our customers to generate cash flows sufficient to pay us amounts due. If circumstances change, such as higher than expected defaults or an unexpected material adverse change in a customer's ability to meet its financial obligations to us, our estimates of the recoverability of the receivables due us could be either reduced or increased by a material amount.

Inventories — Slow Moving and Obsolescence

We estimate and reserve amounts related to slow moving and obsolete inventories that result from changing market conditions and the manufacture of excess quantities of inventory. We develop our estimates based on the quantity and quality of individual classes of inventory compared to historical and projected sales trends. Inventory values at December 31, 2008 have been reduced by a reserve of $1.1 million, based on our assessment of the probable exposure related to excess and obsolete inventories. Our estimated reserve was $.9 million at December 31, 2007. Major uncertainties in our estimation process include future industry and economic trends, future needs of our customers, our ability to retain or replace our customer base and other competitive changes in the marketplace. Significant changes in any of the uncertainties used in estimating the loss exposure could result in a materially different net realizable value for our inventory.

Goodwill and Amortizable Intangible Assets

As of December 31, 2008, we had $17.4 million of recorded goodwill. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or FAS 142. Goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Given the economic environment as it impacted our business, we performed an impairment test during the third quarter ended September 26, 2008. As a result, we recognized a goodwill impairment charge of $14.1 million related to our Specialty Paper Products segment. We concluded there was no impairment to any other assets related to the business. There was no impairment related to our Label Products segment. Additionally, we have performed the annual impairment test required by FAS 142 for the Label Products segment and have concluded that no further impairment existed as of November 3, 2008. We computed the fair value of our reporting units based on a discounted cash flow model and compared the result to the book value of each unit. The fair value exceeded book value for the Label Products segment as of our valuation date of November 3, 2008. Significant estimates included in our valuation included certain assumptions including future business results, discount rate and terminal values. These future operating results are dependent on increasing sales volumes, which will have an impact on our gross margin due to available capacity at our plants. These future operating results will be impacted by the results of an investment in our sales force as well as managing our cost structure. Changes in our estimated future operating results, discount rate or terminal values could significantly impact our carrying value of goodwill and require further impairment charges.

As of December 31, 2008, we had $.3 million of intangibles, net of amortization.

Pension and Other Postretirement Benefits

The most significant elements in determining our pension income or expense are mortality tables, the expected return on plan assets and the discount rate. We assumed an expected long-term rate of return on plan assets of 8.0 percent for the year ended December 31, 2008 and 8.5 percent for the year ended December 31, 2007. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in the determination of our pension income or expense. The difference between this expected return and the actual return on plan assets is partially deferred. The net deferral of past asset gains or losses affects the calculated value of plan assets and, ultimately, our future pension income or expense. Should our long-term return on plan assets either fall below or increase above 8.0 percent, our future pension expense would either increase or decrease.

Each year we determine the discount rate to be used to discount plan liabilities which reflects the current rate at which our pension liabilities could be effectively settled. The discount rate that we utilize for determining future benefit obligations is based on a review of long-term bonds, including published indices, which receive one of the two highest ratings given by recognized ratings agencies. We also prepare an analysis comparing the duration of our pension obligations to spot rates originating from a highly rated index to further support our discount rate. For the year ended December 31, 2007, we used a discount rate of 6.25 percent. This rate was used to determine fiscal year 2008 expense. For the year ended December 31, 2008 disclosure purposes, we used a discount rate of 6.0 percent. Should the discount rate either fall below or increase above 6.0 percent, our future pension expense would either increase or decrease accordingly. Our policy is to defer the net effect of changes in actuarial assumptions and experience. As discussed in detail in Note 11 to our Consolidated Financial Statements, we froze benefits under our salaried pension plans effective December 31, 2002, and during 2006 we froze benefits for certain employees under our hourly pension plan in Omaha, Nebraska. In 2007, we froze benefits for certain hourly employees located in New Hampshire.

At December 31, 2008, our consolidated pension liability was $41.4 million compared to a consolidated pension liability of $24.7 million at the end of 2007. We recognized incremental comprehensive loss of $20.5 million (excluding income taxes) for 2008 related to our defined benefit pension plans. We recognized pre-tax pension expense from continuing operations of $1.4 million for the year ended December 31, 2008, compared to $1.6 million in 2007. Future changes in our actuarial assumptions and investment results due to future interest rate trends could have a material adverse effect on our future costs and pension obligations.

At December 31, 2008, our liability for our other postretirement benefits was $.4 million compared to $.5 million at December 31, 2007. We recognized incremental comprehensive income of $.1 million in 2008 related to our other postretirement benefits. We recognized pre-tax income for our other postretirement benefits for continuing operations of $.1 million in 2007.

Assumed health care cost trend rates for us have a significant effect on the amounts reported for our health care plan. Our assumed health care cost trend rate is 10 percent for 2008 and ranges from 10 percent to 5 percent for future years.

Stock Based Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standard 123 (revised 2004) Share-Based Payment, or FAS 123R, using the modified-prospective application method for new awards and to awards modified, repurchased or cancelled after the FAS 123R effective date, January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding on January 1, 2006 is recognized based on the fair value estimated on grant date and as the requisite service is rendered on or after January 1, 2006.

Compensation expense for the year ended December 31, 2008 for restricted stock awards and restricted stock units was $.9 million and is included in selling, general and administrative expenses. Total compensation related to non-vested awards not yet recognized at December 31, 2008 is $.9 million, which we expect to recognize as compensation expense over the next three years.

Deferred Tax Assets

In July 2006, Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, was issued. FIN 48 prescribes a recognition threshold and measurement attribute for tax positions. We adopted FIN 48 at the beginning of fiscal year 2007 with no material impact to our financial position, earnings or cash flows. See Note 6 for related disclosures.

As of December 31, 2008, we had approximately $6.2 million of deferred tax assets. During 2008, we decreased deferred tax assets by $4.8 million, of which $4.3 million was the result of an increase in our valuation allowance for deferred taxes. The remaining decrease related to a lower deferral of our pension and postretirement benefits ($2.5 million) partially offset by other operating temporary tax differences ($1.9 million). We have a valuation allowance of $1.8 million for our state loss carryforwards and credits, $1.5 million for our federal alternative minimum tax credits, plus $10.1 million related to our pension accrual charged to other comprehensive loss and other operating tax differences of $1.0 million. Although realization of our deferred tax assets is not assured, we believe it is more likely than not that all of the net deferred tax asset will be realized.

Significant changes in any of the estimated future taxable income could impair our ability to utilize our deferred tax assets. Additional disclosures relating to income taxes and our deferred tax assets are included in Note 6.

Environmental Reserves

We expense environmental expenditures relating to ongoing operations unless the expenditures extend the life, increase the capacity or improve the safety or efficiency of our property, mitigate or prevent environmental contamination that has yet to occur and improve our property compared with its original condition or are incurred for property held for sale. We record specific reserves related to site assessments, remediation or monitoring when the costs are both probable and the amount can be reasonably estimated. We base estimates on in-house and third-party studies considering current technologies, remediation alternatives and current environmental standards. In addition, if there are other participants and the site is joint and several, the financial stability of other participants is considered in determining our accrual. We believe the probable range for future expenditures is $.6 million to $.9 million and have accrued $.7 million at December 31, 2008.

Uncertainties affecting our estimates include changes in the type or degree of contamination uncovered during assessment and actual clean-up; changes in available treatment technologies; changes in the financial condition of other participants for sites with joint and several responsibility; changes in the financial condition of insurance carriers financially responsible for our share of the remediation costs at certain sites; and changes in local, state or federal standards or the application of those standards by governmental officials. We believe a material change in any of the uncertainties described above could result in spending materially different from the amounts accrued.

New Accounting Pronouncements

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). This standard defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. FAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. FAS 157 does not expand or require any new fair value measures, however, the application of this statement may change current practice. The requirements of FAS 157 are effective for measurements of financial instruments and recurring fair value measurements of non-financial assets and liabilities for our fiscal year beginning January 1, 2008. On January 1, 2009, FAS 157 applies to non-recurring valuations of non-financial assets and liabilities, including those used in measuring impairments of goodwill, other intangible assets and other long-lived assets. It also applies to fair value measurements of non-financial assets acquired and liabilities assumed in business combinations which occur after January 1, 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of FASB Statement No. 115 (FAS 159). This standard allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to fair value will be recognized in earnings. FAS 159 also established additional disclosure requirements. The requirements of FAS 159 were effective for our fiscal year beginning January 1, 2008. We adopted FAS 159 and elected not to measure any additional financial instruments and other items at fair value. The adoption of FAS 159 had no impact on our financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (FAS 141R). FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The standard also establishes disclosure requirements to enable the evaluation for the nature and financial effects of the business combination. The requirements of FAS 141R are effective for our fiscal year beginning January 1, 2009. We do not expect the adoption of this standard to have a significant impact on our financial statements upon adoption.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

Not required.

Item 8. *Financial Statements and Supplementary Data*

NASHUA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2008	2007
	(In thousands, except per share data)	
Net sales	$264,903	$272,799
Cost of products sold	225,498	224,545
Gross margin	39,405	48,254
Selling and distribution expenses	25,937	24,088
General and administrative expenses	14,857	16,991
Research and development expenses	666	806
Loss from equity investment	192	200
Impairment of goodwill	14,142	—
Interest expense	535	765
Interest income	(98)	(179)
Change in fair value of interest rate swap	538	295
Other income	(958)	(1,196)
Income (loss) from continuing operations before income taxes	(16,406)	6,484
Provision for income taxes	3,358	2,633
Income (loss) from continuing operations	(19,764)	3,851
Income from discontinued operations, net of $211,000 of taxes	—	289
Net income (loss)	$ (19,764)	$ 4,140
Per share amounts:		
Income (loss) from continuing operations per common share	$ (3.65)	$ 0.67
Income from discontinued operations per common share	—	0.05
Net income (loss) per common share	$ (3.65)	$ 0.72
Income (loss) from continuing operations per common share-assuming dilution	$ (3.65)	$ 0.66
Income from discontinued operations per common share-assuming dilution	—	0.05
Net income (loss) per common share-assuming dilution	$ (3.65)	$ 0.71
Average shares outstanding:		
Common shares	5,414	5,743
Common shares-assuming dilution	5,414	5,817

The accompanying notes are an integral part of these consolidated financial statements.

NASHUA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	(In thousands, except share data)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,592	$ 7,388
Accounts receivable, net	27,469	29,375
Inventories:		
Raw materials	8,902	9,079
Work in process	3,329	2,565
Finished goods	9,554	8,354
	21,785	19,998
Other current assets	5,599	2,828
	56,445	59,589
Plant and equipment:		
Land	986	986
Buildings and improvements	15,591	16,409
Machinery and equipment	53,181	53,512
Construction in progress	506	189
	70,264	71,096
Accumulated depreciation	(50,110)	(47,805)
	20,154	23,291
Goodwill	17,374	31,516
Intangibles, net of amortization	260	331
Other assets	5,970	12,975
Total assets	$100,203	$127,702
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 11,968	$ 14,432
Accrued expenses	8,900	9,185
Current portion of long-term debt	8,125	1,875
Current portion of notes payable to related parties	18	31
	29,011	25,523
Long-term debt, less current portion	2,800	10,925
Notes payable to related parties, less current portion	—	18
Other long-term liabilities	46,879	29,728
Commitments and contingencies (see Note 10)		
Shareholders' equity:		
Common stock, par value $1.00; authorized 20,000,000 shares; issued and outstanding 5,607,642 shares in 2008 and 5,640,636 shares in 2007	5,608	5,641
Additional paid-in capital	15,076	14,562
Retained earnings	39,705	59,648
Accumulated other comprehensive loss:		
Minimum pension liability adjustment, net of tax	(38,876)	(18,343)
	21,513	61,508
Total liabilities and shareholders' equity	$100,203	$127,702

The accompanying notes are an integral part of these consolidated financial statements.

NASHUA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Par Value				
	(In thousands, except share data)					
Balance, December 31, 2006	6,344,178	$6,344	$15,998	$ 61,358	$(14,673)	$ 69,027
Stock options exercised and related tax benefit	85,150	85	596	—	—	681
Stock-based compensation	—	—	232	—	—	232
Restricted stock issued	148,000	148	(148)	—	—	—
Restricted stock forfeited	(88,673)	(88)	88	—	—	—
Purchase and retirement of treasury shares	(100,300)	(100)	(260)	(445)	—	(805)
Purchase and retirement of treasury shares — tender offer	(751,150)	(751)	(2,009)	(5,405)	—	(8,165)
Other	3,431	3	65	—	—	68
Comprehensive income:						
Net income	—	—	—	4,140	—	4,140
Minimum pension liability adjustment, net of tax	—	—	—	—	(3,670)	(3,670)
Comprehensive income	—	—	—	—	—	470
Balance, December 31, 2007	5,640,636	$5,641	$14,562	$ 59,648	$(18,343)	$ 61,508
Stock options exercised and related tax benefit	7,550	7	55	—	—	62
Stock-based compensation	—	—	888	—	—	888
Restricted stock issued	118,000	118	(118)			—
Restricted stock forfeited	(23,000)	(23)	23	—	—	—
Purchase and retirement of treasury shares	(135,544)	(135)	(334)	(179)	—	(648)
Comprehensive loss:						
Net loss	—	—	—	(19,764)	—	(19,764)
Minimum pension liability adjustment, net of tax	—	—	—	—	(20,533)	(20,533)
Comprehensive loss	—	—	—	—	—	(40,297)
Balance, December 31, 2008	5,607,642	$5,608	$15,076	$ 39,705	$(38,876)	$ 21,513

The accompanying notes are an integral part of these consolidated financial statements.

NASHUA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31	
	2008	2007
	(In thousands)	
Cash Flows from Operating Activities		
Net income (loss)	$(19,764)	$ 4,140
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:		
Depreciation and amortization	4,445	4,608
Amortization of deferred gain	(674)	(674)
Change in fair value of interest rate swap	538	295
Impairment of goodwill	14,142	—
Deferred income taxes	4,818	1,309
Stock based compensation	888	261
Excess tax benefit from exercised stock based compensation	(14)	(125)
Loss on sale/disposal of fixed assets	411	65
Equity in loss from unconsolidated joint venture	192	200
Contributions to pension plans (see Note 11)	(4,888)	(5,339)
Change in operating assets and liabilities, net of effects from acquisition of businesses:		
Accounts receivable	1,906	95
Inventories	(1,787)	3,766
Other assets	(633)	(315)
Accounts payable	(2,464)	(2,188)
Accrued expenses	(285)	546
Other long-term liabilities	1,642	1,202
Cash provided by (used in) operating activities	(1,527)	7,846
Cash Flows from Investing Activities		
Investment in plant and equipment	(1,648)	(1,346)
Investment in unconsolidated joint venture	(129)	(146)
Proceeds from sale of plant and equipment	—	6
Cash used in investing activities	(1,777)	(1,486)
Cash Flows from Financing Activities		
Net repayments on revolving portion of long-term debt	—	(1,950)
Net repayments on term portion of long-term debt	(1,875)	—
Principal repayment on note payable to related parties	(31)	(71)
Proceeds from repayment on loan to related party	—	1,049
Proceeds from refinancing	—	10,000
Proceeds from shares exercised under stock option plans	48	556
Excess tax benefit from exercised stock based compensation	14	125
Purchase and retirement of treasury shares	(648)	(805)
Purchase and retirement of treasury shares — tender offer	—	(8,165)
Cash provided by (used in) financing activities	(2,492)	739
Increase (decrease) in cash and cash equivalents	(5,796)	7,099
Cash and cash equivalents at beginning of year	7,388	289
Cash and cash equivalents at end of year	$ 1,592	$ 7,388
Supplemental Disclosures of Cash Flow Information		
Interest paid	$ 445	$ 959
Income taxes paid, net	$ 61	$ 1,952

The accompanying notes are an integral part of these consolidated financial statements.

NASHUA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008 and 2007

Note 1: Summary of Significant Accounting Policies

Description of the Company

Nashua Corporation is a manufacturer, converter and marketer of labels and specialty papers. Our primary products include thermal and other coated papers, wide-format papers, pressure-sensitive labels and tags, and transaction and financial receipts.

Segment and Related Information

We have two segments as discussed in detail in Note 12:

(1) Label Products

(2) Specialty Paper Products

Basis of Consolidation

Our Consolidated Financial Statements include the accounts of Nashua Corporation and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of our Consolidated Financial Statements, in accordance with U.S. GAAP, requires us to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Significant estimates include allowances for obsolete inventory and uncollectible receivables, environmental obligations, pension and other postretirement benefits, valuation allowances for deferred tax assets, future cash flows associated with assets and useful lives for depreciation and amortization. Actual results could differ from our estimates.

Cash Equivalents

We consider all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we become aware of a specific customer's inability to meet its financial obligations to us, such as a bankruptcy filing or a substantial downgrading of a customer's credit rating, we record a specific reserve to reduce our net receivable to the amount we reasonably expect to collect. We also record reserves for bad debts based on the length of time our receivables are past due, the payment history of our individual customers and the current financial condition of our customers based on obtainable data and historical payment and loss trends. After management's review of accounts receivable, we increased the allowance for doubtful accounts to $.5 million at December 31, 2008 from $.3 million at December 31, 2007. Uncertainties affecting our estimates include future industry and economic trends and the related impact on the financial condition of our customers, as well as the ability of our customers to generate cash flows sufficient to pay us amounts due. If circumstances change, such as higher than expected defaults or an unexpected material adverse change in a customer's ability to meet its financial obligations to us, our estimates of the recoverability of the receivables due us could be either reduced or increased by a material amount.

Inventories

Our inventories are carried at the lower of cost or market. Cost is determined by the first-in, first-out, or commonly known as FIFO, method for approximately 77 percent of our inventories at December 31, 2008 and 2007, and by the last-in, first-out, or commonly known as LIFO, method for the balance. If the FIFO method had been used to cost all inventories, the balances would have been approximately $2.0 million higher for December 31, 2008 and $1.8 million higher for December 31, 2007.

Plant and Equipment

Our plant and equipment are stated at cost. We charge expenditures for maintenance and repairs to operations as incurred, while additions, renewals and betterments of plant and equipment are capitalized. Items which are sold, retired or otherwise disposed of, together with related accumulated depreciation, are removed from our accounts and, where applicable, the related gain or loss is recognized.

Depreciation expense was $4.4 million for 2008 and $4.4 million for 2007. Depreciation expense includes amortization of assets recorded under capital leases. For financial reporting purposes, we compute depreciation expense using the straight-line method over the following estimated useful lives:

Buildings and improvements	5 — 40 years
Machinery and equipment	3 — 20 years

We review the value of our plant and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of acquired businesses over the fair value of identifiable net assets acquired. For the purposes of performing the required impairment tests, a present value (discounted cash flow) method was used to determine fair value of the reporting units. We perform our annual impairment test in the fourth quarter of each year. We performed an interim impairment test in the third quarter of 2008, as described in more detail in Note 3.

Intangible assets have determinable useful lives between 5 and 15 years. We review intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. When indicators of impairment are present, we evaluate the carrying value of the intangible asset in relation to its operating performance and future undiscounted cash flows. If the asset's carrying value is not recoverable, an impairment loss is recorded to write down the asset to its fair value.

Stock-Based Compensation

At December 31, 2008 we had five stock compensation plans, which are described more fully in Note 8. Effective January 1, 2006, we account for stock-based compensation in accordance with the fair value recognition provision of statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, or FAS 123R, using the modified-prospective method. We use the Monte Carlo Simulation, which requires the input of subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them, the estimated volatility of our common stock price over the expected term and the number of options that will ultimately not complete their vesting requirements. Changes in the subjective assumptions can materially affect the estimate of fair value stock-based compensation, and consequently, the related amount recognized on the Consolidated Statements of Operations.

Compensation expense for the year ended December 31, 2008 for restricted stock awards and restricted stock units was $.9 million compared to expense for restricted stock awards of $.2 million in 2007 and is included in selling, general and administrative expenses. Total compensation related to non-vested awards not yet recognized at December 31, 2008 is $.9 million, which we expect to recognize as compensation expense over the next three years.

Postretirement Benefits

Effective December 31, 2006, we adopted Financial Accounting Standard No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, or FAS 158. FAS 158 requires us to recognize the funding status of our defined benefit postretirement plans in our statement of financial position and to recognize changes in the funding status in comprehensive income in the year in which the change occurs. FAS 158 and its effects on our Consolidated Financial Statements are described more fully in Note 11.

Revenue Recognition

We recognize revenue from product sales or services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectibility is reasonably assured.

Environmental Expenditures

We expense environmental expenditures relating to ongoing operations unless the expenditures extend the life, increase the capacity or improve the safety or efficiency of our property, mitigate or prevent environmental contamination that has yet to occur and improve our property compared with its original condition, or are incurred for property held for sale.

Expenditures relating to site assessment, remediation and monitoring are accrued and expensed when the costs are both probable and the amount can be reasonably estimated. We base estimates on in-house and third-party studies considering current technologies, remediation alternatives and current environmental standards. In addition, if there are other participants and the liability is joint and several, the financial stability of the other participants is considered in determining our accrual.

Shipping Costs

We classify third-party shipping costs as a component of selling and distribution expenses in our Consolidated Statement of Operations. Third-party shipping costs totaled $11.7 million for the year ended December 31, 2008 and $11.2 million for the year ended December 31, 2007.

Research and Development

We expense research and development costs as incurred.

Income Taxes

Income taxes are accounted for under the liability method in accordance with Financial Accounting Standard No. 109 (FAS 109) Accounting for Income Taxes. Deferred income taxes result principally from the use of different methods of depreciation and amortization for income tax and financial reporting purposes, the recognition of expenses for financial reporting purposes in years different from those in which the expenses are deductible for income tax purposes, and the recognition of the tax benefit of net operating losses and other tax credits. Deferred taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. The carrying value of our deferred tax assets is dependent upon the ability to generate sufficient future taxable income in certain tax jurisdictions. Should we determine that it is more likely than not that some portion or all of our deferred assets will not be realized, a valuation allowance to the deferred tax assets would be established in the period such determination was made.

In accordance with Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48), our policy is to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. At December 31, 2008, we believe we have appropriately accounted for any unrecognized tax benefits. To the extent we prevail in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, our effective tax rate in a given financial statement period may be affected.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

We place our temporary cash investments with high quality financial institutions and in high quality liquid investments. Concentrations of credit risk with respect to accounts receivable are limited because our customer base consists of a large number of geographically diverse customers. We perform ongoing credit evaluations of our customers' financial condition and maintain allowances for potential credit losses. We generally do not require collateral or other security to support customer receivables.

Concentrations of Labor

We had 659 full-time employees at February 6, 2009. Approximately 200 of our employees are members of one of several unions, principally the United Steelworkers of America. The agreements have initial durations of three to six years and expire on April 5, 2009, March 7, 2011 or March 31, 2012. We believe our employee relations are satisfactory.

Concentrations of Supply

We purchase certain important raw materials from a sole source or a limited number of manufacturers. Management believes that other suppliers could qualify to provide similar raw materials on comparable terms. The time required to locate and qualify other suppliers, however, could cause a delay in manufacturing that could be disruptive to our company.

Fair Value of Financial Instruments

The recorded amounts for cash and cash equivalents, other current assets, accounts receivable and accounts payable and other current liabilities approximate fair value due to the short-term nature of these financial instruments. The fair values of amounts outstanding under our debt instruments approximate their book values in all material respects due to the variable nature of the interest rate provisions associated with such instruments.

Earnings per Common and Common Equivalent Shares

Earnings per common and common equivalent share are computed based on the total of the weighted average number of common shares and the weighted average number of common equivalent shares outstanding during the period presented.

Repurchased Shares

Effective July 1, 2004, companies incorporated in Massachusetts became subject to the Massachusetts Business Corporation Act, Chapter 156D. Chapter 156D provides that shares that are reacquired by a company become authorized but unissued shares under Section 6.31, and thereby eliminates the concept of "treasury shares." Accordingly, we designate our treasury shares as authorized but unissued and allocate the cost of treasury stock to common stock, additional paid-in capital and retained earnings.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). This standard defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. FAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. FAS 157 does not expand or require any new fair value measures, however, the application of this statement may change current practice. The requirements of FAS 157 are effective for measurements of financial instruments and recurring fair value measurements of non-financial assets and liabilities for our fiscal year beginning January 1, 2008. On January 1, 2009, FAS 157 applies to non-recurring valuations of non-financial assets and liabilities, including those used in measuring impairments of goodwill, other intangible assets and other long-lived assets. It also applies to fair value measurements of non-financial assets acquired and liabilities assumed in business combinations which occur after January 1, 2009. We are in the process of evaluating these deferred provisions of FAS 157 on our 2009 financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of FASB Statement No. 115 (FAS 159). This standard allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to fair value will be recognized in earnings. FAS 159 also established additional disclosure requirements. The requirements of FAS 159 were effective for our fiscal year beginning January 1, 2008. We adopted FAS 159 and elected not to measure any additional financial instruments and other items at fair value. The adoption of FAS 159 had no impact on our financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (FAS 141R). FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The standard also establishes disclosure requirements to enable the evaluation for the nature and financial effects of the business combination. The requirements of FAS 141R are effective for our fiscal year beginning January 1, 2009. We do not expect the impact of adopting FAS 141R to have a significant impact on our financial statements upon adoption.

Note 2: Discontinued Operations

Discontinued operations includes the reimbursement of legal cost of $500,000 ($289,000 net of taxes) paid related to the Cerion litigation which was concluded in the quarter ended March 30, 2007.

Our asset balance related to discontinued operations included in our Consolidated Balance Sheets as of December 31, 2008 and 2007 was $1.5 million which was included in other assets and consists primarily of our 37.1 percent interest in the Cerion Technologies Liquidating Trust, a trust established pursuant to the liquidation of Cerion Technologies Inc., formerly a publicly held company. Cerion ceased operations during the fourth quarter of 1998 and will liquidate upon resolution of legal matters.

Note 3: Goodwill and Other Intangible Assets

Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142), requires that we test goodwill for impairment at least on an annual basis and on an interim basis when circumstances change between annual tests that would more-likely-than-not reduce the fair value of the reporting unit below its carrying value, and to write down goodwill and non-amortizable intangible assets when impaired. Our annual impairment date is in the fourth quarter of each year. This assessment requires us to estimate the fair market value of each of our reporting units and recognize an impairment when the calculated fair value is less than our carrying value.

For the year ended December 31, 2008, we recognized a goodwill impairment charge of $14.1 million related to our Specialty Paper Products business.

The current business climate related to the ongoing economic crisis and our reliance on retail sales, banking activity and construction activity within our Specialty Paper Products business caused us to re-evaluate our current projections as well as expected market multiples during the third quarter. As a result, we performed an interim impairment test as of September 26, 2008, using a discounted cash flow model. Based on our assessment, we determined that the fair value of the reporting unit did not exceed the carrying value and therefore indicated a potential impairment of the reporting unit's goodwill and other assets. After performing step 2 of the evaluation, we have concluded that the entire amount of $14.1 million was impaired and accordingly, recorded as an impairment charge in the third quarter. No other assets of the reporting unit were deemed impaired.

The carrying amount of goodwill and activity for the year ended December 31, 2008 is as follows:

	Specialty Paper Products	Label Products	Total
		(In thousands)	
Aggregate amount of goodwill acquired	$ 14,142	$17,374	$ 31,516
Impairment charge	(14,142)	—	(14,142)
Balance as of December 31, 2008	$ —	$17,374	$ 17,374

Details of acquired intangible assets are as follows:

	At December 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period
		(In thousands)	
Trademarks and trade names	$ 211	$101	15 years
Customer relationships and lists	829	679	12 years
	$1,040	$780	

	At December 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period
	(In thousands)		
Trademarks and trade names	$ 211	$ 88	15 years
Customer relationships and lists	829	631	12 years
Customer contracts	450	440	5 years
	$1,490	$1,159	

	(In thousands)
Amortization Expense:	
For the year ended December 31, 2007	$225
For the year ended December 31, 2008	$ 71
Estimated for the year ending:	
December 31, 2009	$ 47
December 31, 2010	$ 39
December 31, 2011	$ 34
December 31, 2012	$ 31
December 31, 2013	$ 30
December 31, 2014 and thereafter	$ 79

The gross carrying amount, accumulated amortization and weighted average amortization period has been adjusted to remove fully amortized intangible assets as of December 31, 2008.

Note 4: Indebtedness

On May 23, 2007, we entered into a Second Amended and Restated Credit Agreement with LaSalle Bank National Association, which was subsequently merged with Bank of America, N.A. and the lenders party thereto (the "Restated Credit Agreement") to amend and restate in its entirety our Amended and Restated Credit Agreement, dated March 30, 2006, as amended (the "Original Credit Agreement"). The Restated Credit Agreement extended the term of the credit facility under the Original Credit Agreement to March 30, 2012 (unless earlier terminated in accordance with its terms) and provided for a revolving credit facility of $28 million, including a $5 million sublimit for the issuance of letters of credit and a $2,841,425 secured letter of credit that will continue to support Industrial Development Revenue Bonds issued by the Industrial Development Board of the City of Jefferson City, Tennessee. In addition, the Restated Credit Agreement established a term loan of $10 million. The term loan was payable in quarterly installments of $625,000 beginning June 30, 2008. The revolving credit facility is subject to reduction upon the occurrence of a mandatory prepayment event (as defined in the Restated Credit Agreement). We are obligated to make prepayments of the term loan periodically and upon the occurrence of certain specified events. The Restated Credit Agreement also adjusted our requirement to maintain fixed charge coverage ratio to be not less than 1.50 to 1.00. All other terms of the Original Agreement remained substantially the same.

The interest rate on loans outstanding under the Restated Credit Agreement was based on the total debt to adjusted EBITDA ratio and was, at our option, either (1) a range from zero to .25 percent over the base rate (prime) or (2) a range from 1.25 percent to 2 percent over LIBOR. We are also subject to a non-use fee for any unutilized portion of the revolving credit facility under the Restated Credit Agreement.

For the years ended December 31, 2008 and December 31, 2007, the weighted average annual interest rate on our long-term debt was 3.8 percent and 5.5 percent, respectively. We had $24.8 million of available borrowing capacity at December 31, 2008 under our revolving loan commitment. We had $3.2 million of obligations under standby letters of credit with the banks which are included in our bank debt when calculating our borrowing capacity.

Furthermore, without prior consent of our lenders, the Restated Credit Agreement limited, among other things, annual capital expenditures to $8.0 million, the incurrence of additional debt and restricts the sale of certain assets and merger or acquisition activities. We may use cash for dividends or the repurchase of shares to the extent that the availability under the line of credit exceeds $3.0 million.

As noted in the following table, we were not in compliance with the fixed charge coverage ratio and the funded debt to adjusted EBITDA ratio financial covenants at December 31, 2008 under the Restated Credit Agreement.

Covenant	Requirement at December 31, 2008	Ratio at December 31, 2008
• Maintain a fixed charge coverage ratio	Not less than 1.5 to 1.0	1.1 to 1.0
• Maintain a funded debt to adjusted EBITDA ratio	Less than 2.5 to 1.0	2.6 to 1.0

In February 2009, we paid down the term loan under the Restated Credit Agreement with cash on hand and use of the revolving credit facility. On March 30, 2009, we entered into an Amendment Agreement to our Second Amended and Restated Credit Agreement (the "Amended Credit Agreement") with Bank of America, N.A., to waive our non-compliance with the fixed charge coverage ratio and the funded debt to adjusted EBITDA ratio financial covenants at December 31, 2008. In addition, pursuant to the Amended Credit Agreement:

- The termination date is changed from March 30, 2012 to March 29, 2010;
- advances under the revolving credit facility are limited to 75 percent of eligible accounts receivable and 40 percent of eligible inventory, and eligible inventory is limited to $6 million;
- the revolving credit facility is decreased from $28 million to $15 million until June 30, 2009, when it will increase to $17 million;
- the interest rate on borrowings is increased to LIBOR plus 335 basis points or prime plus 110 basis points;
- the fee for the unused line of credit is 75 basis points;
- annual capital expenditures are limited to $2 million; and
- equipment and fixtures are added to the collateral securing the loan.

In addition, the terms of the Amended Credit Agreement adjusted the fixed charge coverage ratio financial covenant to 1.1 to 1.0 for the rolling twelve months ended April 3, 2009 and 1.2 to 1.0 for the rolling twelve months ended June 30, 2009. The maximum fixed charge coverage ratio returns to 1.5 to 1.0 for each quarterly measurement period through the end of the agreement. Under the Restated Credit Agreement, our funded debt to adjusted EBITDA ratio for the period ended April 3, 2009 and thereafter is to be less than 2.25 to 1.0.

Pursuant to the Amended Credit Agreement, at December 31, 2008 our minimum payment obligations relating to long-term debt are as follows:

	2009	2024	Total
Term portion of long-term debt	$8,125	$ —	$ 8,125
Industrial revenue bond	—	2,800	2,800
	$8,125	$2,800	$10,925

We had borrowings of $8.1 million under a term loan and $2.8 million under our IRB loan outstanding at December 31, 2008. On February 9, 2009, we borrowed $4.6 million under our revolving line of credit with Bank of America and used cash of $3.5 million to pay down the term loan in its entirety.

We have presented the $8.1 million term loan as current at December 31, 2008 since the amount was refinanced using cash generated from current assets at December 31, 2008 and borrowings under the revolving line of credit.

On March 26, 2009, our borrowings were $3.6 million under the revolving line of credit and $2.8 million on the IRB note.

We had $27.4 million of working capital at December 31, 2008. We believe that our working capital amounts at December 31, 2008, along with cash expected to be generated from operating activities as well as borrowings available under the revolving line of credit, are adequate to allow us to meet our obligations during 2009. In the event our results of operations do not meet forecasted results and therefore impact financial covenants with our lender, we believe there are alternative forms of financing available to us. There can be no assurance, however, that such financing will be available on conditions acceptable to us. In the event such financing is not available to us, we believe we can effectively manage operating and financial obligations by adjusting the timing of working capital components.

We use derivative financial instruments to reduce our exposure to market risk resulting from fluctuations in interest rates. During the first quarter of 2006, we entered into an interest rate swap, with a notional debt value of $10.0 million, which expires in 2011. During the term of the agreement, we have a fixed interest rate of 4.82 percent on the notional amount and Bank of America, as counterparty to the agreement, paid us interest at a floating rate based on LIBOR on the notional amount. Interest payments are made quarterly on a net settlement basis.

This derivative does not qualify for hedge accounting, therefore, changes in fair value of the hedge instrument are recognized in earnings. We recognized a $.5 million mark-to-market expense in 2008 and a $.3 million mark-to-market expense in 2007, both related to the change in fair value of the derivative. The fair market value of the derivative resulted in liabilities of $.7 million at December 31, 2008 and $.3 million at December 31, 2007, which were determined based on current interest rates and expected trends.

Note 5: Lease Exit Charges

During the third quarter of 2008, we recorded $.3 million related to the closure of our leased facility located in Cranbury, New Jersey as part of distribution expense. In December 2008, we were released from the Cranbury, New Jersey lease obligation and reversed the expense related to the exit charges. During the fourth quarter of 2008, we recorded a lease liability expense of $1.0 million included in cost of products sold related to the closure of our leased facility located in Jacksonville, Florida in our Label Products segment and $.1 million related to leased trucks no longer used by our distribution facilities and included in selling and distribution expense. In accordance with Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (FAS 146), we calculated the costs associated with the closure of the facilities and our related lease obligations. The calculation includes the discounted effect of future minimum lease payments from the date of closure to the end of the remaining lease term, net of estimated cost recoveries that may be achieved through subletting the facility or favorably terminating the lease. The total cost expected to be incurred with the Florida lease is $1.8 million, which will be expensed through May 2013, in our Label Products segment. A roll forward of the activity for the year ended December 31, 2008 is as follows:

	(In thousands)
Balance as of December 31, 2007	$ —
Provision for lease exit charges	1,374
Reduction of lease exit charges	(298)
Balance as of December 31, 2008	$1,076

Note 6: Income Taxes

The provision for income taxes from continuing operations consists of the following:

	2008	2007
	(In thousands)	
Current:		
Federal	$(1,460)	$1,073
State	—	251
Total current	(1,460)	1,324
Deferred:		
Federal	4,343	1,110
State	475	199
Total deferred	4,818	1,309
Provision for income taxes, continuing operations	$ 3,358	$2,633

Total net deferred tax assets (liabilities) are comprised of the following:

	December 31, 2008	December 31, 2007
	(In thousands)	
Depreciation	$ (304)	$ (725)
Other	(614)	(611)
Gross deferred tax liabilities	(918)	(1,336)
Pension and postretirement benefits	14,947	9,287
State net operating loss carryforwards and other state credits	1,767	1,690
Alternative minimum tax and general business credits	1,528	1,109
Accrued expenses	743	278
Inventory reserves	565	478
Bad debt reserves	266	351
Other	1,648	1,082
Gross deferred tax assets	21,464	14,275
Deferred tax asset valuation allowance	(14,384)	(1,959)
Deferred tax assets, net	7,080	12,316
Net deferred tax assets	$ 6,162	$10,980

Reconciliations between income tax provision from continuing operations computed using the United States statutory income tax rate and our effective tax rate are as follows:

	2008		2007	
United States federal statutory rate	$(5,742)	(35.0)%	$2,268	35.0%
State taxes, net of federal tax benefit	309	1.9	310	4.8
Goodwill impairment	5,609	34.2	—	—
Change in valuation allowance	4,293	26.2	195	3.0
Other items	(1,111)	(6.8)	(140)	(2.2)
	$ 3,358	20.5%	$2,633	40.6%

At December 31, 2008, other current assets included $3.2 million of net deferred tax assets and other assets included $3.0 million of net deferred tax assets. At December 31, 2007, other current assets included $1.5 million of net deferred tax assets and $9.5 million was included in other assets.

At December 31, 2008, we had $19.2 million of state net operating loss carryforwards and other state credits (net benefit of $1.8 million) and $1.5 million of federal tax credit carryforwards, which are available to offset future domestic taxable earnings and taxes and are fully reserved at December 31, 2008. The state net operating loss carryforward benefits and other state credits expire between tax years 2009 and 2020. Primarily all of the $1.5 million of federal tax credit carryforwards are for alternative minimum tax and have no expiration date. In 2008, we increased our valuation allowance by approximately $12.4 million for uncertainty related to the overall utilization of our deferred tax assets. The increase in the valuation allowance related to pension and postretirement benefits ($9.1 million), of which $8.1 million was recorded through other comprehensive loss, federal tax credits ($1.5 million), state net operating losses and credits ($.7 million), and other tax assets ($1.6 million). $4.3 million of the increase in valuation allowance was recorded through the income tax provision and $8.1 million was recorded through other comprehensive loss due to the nature of the items.

In 2007, we increased our valuation allowance by approximately $.2 million for uncertainty related to our expected decrease in utilization of state net operating losses.

In 2008, our minimum pension liability increased due to changes in the pension plan funded status. Accordingly, we increased both the deferred tax asset and related valuation allowance by $8.1 million through accumulated other comprehensive loss. In 2007, our additional minimum pension liability increased due to changes in its funded status and changes in actuarial assumptions. Accordingly, we increased both the deferred tax asset and related valuation allowance in 2007 by $4.1 million through accumulated other comprehensive loss.

Taxes charged to other comprehensive loss, net of the deferred tax asset valuation allowance, related to certain other pension and postretirement benefits amounts to $0 million in 2008 and 2007.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-than-likely-not to be sustained upon examination by taxing authorities. There was not a material impact on our consolidated financial position and results of operations as a result of the adoption of the provisions of FIN 48. At December 31, 2008 and 2007, we had no unrecognized tax benefits. We do not believe there will be any material changes in our unrecognized tax positions over the next twelve months.

Our policy for recording interest and penalties associated with tax audits is to record such items as a component of income or loss before income taxes. When applicable, interest is recorded as interest expense, net and penalties are recorded in other income (loss). For the year ended 2008, we had no interest or penalties accrued related to unrecognized tax benefits.

Note 7: Shareholders' Equity

Our ability to pay dividends is restricted to the provisions of our debt agreement which allows us to use cash for dividends to the extent that the availability under the line of credit exceeds $3.0 million. We did not declare or pay a cash dividend on our common stock in 2008 or 2007.

We account for repurchased common stock under the cost method and upon purchase, we retire treasury stock as a reduction of common stock, additional paid-in capital and retained earnings.

During the fourth quarter of 2008, our Board of Directors authorized the repurchase of up to 1,000,000 shares of our common stock from time to time on the open market or in privately negotiated transactions. During 2008, we repurchased and retired 135,544 shares totaling $.7 million.

During the fourth quarter of 2006, our Board of Directors authorized the repurchase of up to 500,000 shares of our common stock from time to time on the open market or in privately negotiated transactions. In 2006, we repurchased and retired 15,429 shares totaling $.1 million. During 2007, we repurchased and retired 100,300 shares totaling $.8 million. The share repurchase program expired on December 31, 2007.

On May 29, 2007, we commenced a tender offer in which we sought to acquire up to 1,900,000 shares of our common stock at a price of $10.50 per share. The tender offer expired on June 28, 2007 at which time 751,150 shares were tendered at a price of $10.50 per share. During the third quarter of 2007, we settled the obligation of the tender offer and paid $7.9 million for the tendered shares. Transaction fees of $.3 million were paid during 2007 and recorded as a reduction to retained earnings. The transaction fees included the dealer manager, information agent, depositary, legal and other fees.

Note 8: Stock Option and Stock Award Plans

We have five stock compensation plans at December 31, 2008: the 2008 Value Creation Incentive Plan (2008 Plan), the 2007 Value Creation Incentive Plan (2007 Plan), the 2004 Value Creation Incentive Plan (2004 Plan), the 1999 Shareholder Value Plan (1999 Plan) and the 1996 Stock Incentive Plan (1996 Plan).

On April 28, 2008, our shareholders approved the 2008 Value Creation Incentive Plan pursuant to which restricted stock awards may be granted to certain key executives. The restricted stock will vest only upon achievement of certain target average closing prices of our common stock over the 40-consecutive trading day period which ends on the third anniversary of the date of grant, such that 33 percent of such shares shall vest if the 40-day average closing price of at least $13.00 but less than $14.00 is achieved, 66 percent of such shares shall vest if the 40-day average closing price of at least $14.00 but less than $15.00 is achieved, and 100 percent of such shares shall vest if the 40-day average closing price of $15.00 or greater is achieved. The restricted shares vest upon a change of control if the share price at the date of the change of control is equal to or greater than $13.00. Shares of the restricted stock are forfeited if the specified closing prices of our common stock are not met or if certain individual stock ownership criteria are not met. There are 100,000 shares authorized for issuance under the 2008 Plan. As of December 31, 2008, there are no shares available to be awarded under the 2008 Plan.

On May 4, 2007, our shareholders adopted the 2007 Plan pursuant to which restricted stock awards may be granted to certain key executives. The restricted stock will vest only upon achievement of certain target average closing prices of our common stock over the 40-consecutive trading day period which ends on the third anniversary of the date of grant, such that 33 percent of such shares shall vest if the 40-day average closing price of at least $11.00 but less than $12.00 is achieved, 66 percent of such shares shall vest if the 40-day average closing price of at least $12.00 but less than $13.00 is achieved, and 100 percent of such shares shall vest if the 40-day average closing price of $13.00 or greater is achieved. The restricted shares vest upon a change of control if the share price at the date of the change of control is equal to or greater than $11.00. Shares of the restricted stock are forfeited if the specified closing prices of our common stock are not met or if certain individual stock ownership criteria are not met. Of the 160,000 shares authorized for issuance under the 2007 Plan, 17,000 shares are available to be awarded as of December 31, 2008.

On May 4, 2004, our shareholders adopted the 2004 Plan in which restricted stock awards have been granted to certain key executives that will vest upon achievement of certain target average closing prices of our common stock over the 40-consecutive trading day period which ends on the third anniversary of the date of grant, or the 40-day average closing price, such that 33 percent of such shares shall vest if the 40-day average closing price of at least $13.00 but less than $14.00 is achieved, 66 percent of such shares shall vest if the 40-day average closing price of at least $14.00 but less than $15.00 is achieved, and 100 percent of such shares shall vest if the 40-day average closing price of $15.00 or greater is achieved. The restricted shares vest upon a change in control if the share price at the date of the change of control is equal to or greater than $13.00. Shares of the restricted stock are forfeited if the specified closing prices of our common stock are not met. As of December 31, 2008, 146,000 shares have been forfeited. Of the 150,000 shares authorized for issuance under the 2004 Plan, 49,000 shares are outstanding as of December 31, 2008. The 2004 Plan has expired and no further awards can be granted.

Under the 1999 Plan, nonstatutory stock options have been awarded. Of the 600,000 shares authorized for the 1999 Plan, 9,719 shares are available to be awarded as of December 31, 2008. There were 226,550 stock options outstanding at December 31, 2008, all of which are currently exercisable. Stock options under the 1999 Plan generally become exercisable either (a) 50 percent on the first anniversary of grant and the remainder on the second anniversary of grant, (b) 100 percent at one year from the date of grant, or (c) otherwise as determined by the Leadership and Compensation Committee of our Board of Directors. Certain options may become exercisable immediately under certain circumstances and events as defined under the plan and option agreements. Nonstatutory and incentive stock options granted under the 1999 Plan expire on April 30, 2009. Currently, there are no incentive stock options granted under the 1999 Plan.

Under the 1999 Plan, performance based restricted stock awards have also been granted. There were 22,288 restricted stock awards outstanding at December 31, 2008 under this plan. The shares of restricted stock granted will vest either (i) upon achievement of certain target average closing prices of our common stock over the 40-consecutive trading day period which ends on the third anniversary of the date of grant or upon a change in control if the share price at the date of the change in control is equal to or greater than $13.00, or (ii) annually in three equal installments on the first, second and third anniversary of the date of grant. Shares of the restricted stock are forfeited if the specified closing prices of our common stock are not met.

Under the 1996 Plan, both nonstatutory stock options and restricted stock have been awarded. There were 49,200 shares outstanding at December 31, 2008, all of which are currently exercisable. Nonstatutory stock options granted under the 1996 Plan expire 10 years and one day from the date of grant. Under this plan, there were 26,000 restricted stock awards outstanding at December 31, 2008. These restricted stock awards vest upon achievement of certain target average closing prices of our common stock over the 40-consecutive trading day period which ends on the third anniversary of the date of grant, such that 33 percent of such shares shall vest if the 40-day average closing price of at least $13.00 but less than $14.00 is achieved, 66 percent of such shares shall vest if the 40-day average closing price of at least $14.00 but less than $15.00 is achieved, and 100 percent of such shares shall vest if the 40-day average closing price of $15.00 or greater is achieved. The 1996 Plan has expired and no further awards can be granted.

Compensation expense for the year ended December 31, 2008 for restricted stock awards and restricted stock units was $.9 million compared to $.2 million in 2007 and is included in selling, general and administrative expenses. Total compensation related to non-vested awards not yet recognized at December 31, 2008 is $.9 million, which we expect to recognize as compensation expense over the next three years.

A summary of the status of our fixed stock option plans as of December 31, 2008 and 2007 and changes during the years ended on those dates is presented below:

	2008		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding beginning of year	291,800	$ 6.18	400,950	$ 6.65
Exercised	(7,550)	6.36	(85,150)	6.52
Forfeited — exercisable	(7,000)	15.93	(24,000)	12.78
Expired	(1,500)	12.75	—	—
Outstanding and exercisable at end of year	275,750	$ 5.90	291,800	$ 6.18

A summary of the status of our restricted stock plans as of December 31, 2008 and 2007 and changes during the years ended on those dates is presented below:

	2008	2007
Restricted stock outstanding at beginning of year	246,431	183,673
Granted	166,570	151,431
Forfeited	(23,000)	(88,673)
Vested	(1,143)	—
Restricted stock outstanding at end of year	388,858	246,431
Weighted average fair value per restricted share at grant date	$ 5.95	$ 5.12
Weighted average share price at grant date	$ 10.50	$ 10.54

While we did not grant stock options for the years ended December 31, 2008 and 2007, we did grant shares of restricted stock. Key assumptions and methods used in estimating the fair value at the grant date of restricted shares granted are listed below:

	Grant Year	
	2008	2007
Volatility of Share Price	48.9%	44.0%
Dividend yield	—	—
Interest rate	2.6%	4.6%
Expected forfeiture	9.9%	9.9%
Valuation methodology	Monte Carlo Simulation	Monte Carlo Simulation

Note 9: Earnings Per Share

Reconciliations of the denominators used in our 2008 and 2007 earnings per share calculations are presented below.

	Year Ended	
	12/31/08	12/31/07
	In thousands except per share data	
Numerator		
Income from continuing operations	$(19,764)	$3,851
Income from discontinued operations	—	289
Net income	$(19,764)	$4,140
Denominator		
Basic		
Weighted-average number of common shares outstanding	5,397	5,740
Other	17	3
Denominator for basic earnings per share	5,414	5,743
Diluted		
Basic weighted-average shares outstanding	5,397	5,743
Common stock equivalents	17	74
Denominator for dilutive earnings per share	5,414	5,817
Per share amounts		
Basic		
Income from continuing operations	$ (3.65)	$ 0.67
Income from discontinued operations	—	0.05
Net income	$ (3.65)	$ 0.72
Diluted		
Income from continuing operations	$ (3.65)	$ 0.66
Income from discontinued operations	—	.05
Net income	$ (3.65)	$ 0.71

Market-based restricted stock of 340,288 shares for the year ended December 31, 2008 and 246,431 shares for the year ended December 31, 2007 were not included in the above computations. For the year ended December 31, 2008, 75,001 stock options were not included in the above computation because to do so would have been anti-dilutive. Such shares could be issued in the future subject to the occurrence of certain events as described in Note 8.

Note 10: Commitments and Contingencies

Lease Agreements

Our rent expense for office equipment, facilities and vehicles was $4.1 million for 2008 and $2.9 million for 2007. Rent expense for 2008 includes $1.0 million of lease liability related to the closure of our Jacksonville, Florida plant. At December 31, 2008, we are committed, under non-cancelable operating leases, as follows:

	2009	2010	2011	2012	2013	Beyond 2013	Total
			(In thousands)				
Non-cancelable operating leases	$1,821	$1,531	$1,288	$224	$95	$26	$4,985

In November 2006, we sold our property in Merrimack, New Hampshire to a third party for net proceeds of $17.1 million and leased back approximately 156,000 square feet under a five-year lease arrangement with the right to extend the term for two additional five-year terms. In connection with the sale of the building, we recognized approximately $9.0 million of gain in our accompanying 2006 Consolidated Statement of Operations. In accordance with SFAS No. 28, Accounting for Sales with Leasebacks (an Amendment of FASB No. 13), we have deferred a portion of the gain related to the transaction. As of December 31, 2008, we have accrued expenses ($.7 million) and other long-term liabilities ($1.3 million) in our Consolidated Balance Sheets related to the deferred gain.

The aggregate rental payment is approximately $3.7 million over the five-year lease term. Rental payments escalate approximately 3 percent per year over the term of the lease.

Contingencies

At December 31, 2008, we had a $3.2 million obligation under standby letters of credit under the credit facility with Bank of America.

Environmental

We are involved in certain environmental matters and have been designated by the Environmental Protection Agency, referred to as the EPA, as a potentially responsible party for certain hazardous waste sites. In addition, we have been notified by certain state environmental agencies that some of our sites not addressed by the EPA require remedial action. These sites are in various stages of investigation and remediation. Due to the unique physical characteristics of each site, the technology employed, the extended timeframes of each remediation, the interpretation of applicable laws and regulations and the financial viability of other potential participants, our ultimate cost of remediation is difficult to estimate. Accordingly, estimates could either increase or decrease in the future due to changes in such factors. At December 31, 2008, based on the facts currently known and our prior experience with these matters, we have concluded that it is probable that site assessment, remediation and monitoring costs will be incurred. We have estimated a range for these costs of $.6 million to $.9 million for continuing operations. These estimates could increase if other potentially responsible parties or our insurance carriers are unable or unwilling to bear their allocated share and cannot be compelled to do so. At December 31, 2008, our accrual balance relating to environmental matters was $.7 million for continuing operations. Based on information currently available, we believe that it is probable that the major potentially responsible parties will fully pay the costs apportioned to them. We believe that our remediation expense is not likely to have a material adverse effect on our consolidated financial position or results of operations.

State Street Bank and Trust

On October 24, 2007, the Nashua Pension Plan Committee filed a Class Action Complaint with the United States District Court for the District of Massachusetts against State Street Bank and Trust, State Street Global Advisors, Inc. and John Does 1-20. On January 14, 2008, the Nashua Pension Plan Committee filed a revised Complaint with the United States District Court for the District of New York against the same defendants. The Complaint alleges that the defendants violated their obligations as fiduciaries under the Employment Retirement Income Securities Act of 1974, (ERISA).

On February 7, 2008, the Court consolidated our action with other pending ERISA actions and appointed the Nashua Pension Plan Committee as one of the lead plaintiffs in the consolidated action. On August 22, 2008, the lead plaintiffs filed a consolidated amended complaint. On October 17, 2008, the defendants filed their answer and included a counterclaim against trustees of the named plaintiff plans, including the trustees of Nashua's Pension Plan Committee, asserting that to the extent State Street is liable to the plans, the trustees are liable to State Street for contribution and/or indemnification in the amount of any payment by State Street in excess of State Street's share of liability. On December 22, 2008, State Street filed an amended counterclaim against the trustees maintaining their allegations concerning contribution/indemnification and adding a claim for breach of fiduciary duty. On March 3, 2009, the trustees filed a motion to dismiss the counterclaim. We believe the counterclaim is without merit and the trustees intend to vigorously defend against the counterclaim. Discovery commenced in March 2008 and is ongoing.

Other

We are involved in various other lawsuits, claims and inquiries, most of which are routine to the nature of our business. In the opinion of our management, the resolution of these matters will not materially affect us.

Note 11: Postretirement Benefits

Defined Contribution Plan

Eligible employees may participate in the Nashua Corporation Employees' Savings Plan, a defined contribution 401(k) plan. We match participating employee contributions at 50 percent for the first 7 percent of base compensation that a participant contributes to the Plan. Matching contributions can be increased or decreased at the option of our Board of Directors. For 2008 and 2007, our contributions to this Plan were $.8 million and $.8 million, respectively. Participants are immediately vested in all contributions, plus actual earnings thereon.

Effective January 1, 2009, we eliminated the company match related to our defined contribution 401(k) plan for all non-union employees.

The Plan also provides that eligible employees not covered under our defined benefit pension plans may receive a profit sharing contribution. This contribution, which is normally based on our profitability, is discretionary and not defined. There were no contributions to the profit sharing plan in 2008 and 2007.

Pension Plans

We have three pension plans, which cover portions of our regular full-time employees. Benefits under these plans are generally based on years of service and the levels of compensation during those years. Our policy is to fund the minimum amounts specified by regulatory statutes. Assets of the plans are invested in common stocks, fixed-income securities, hedge funds and interest-bearing cash equivalent instruments. As of December 31, 2008, all three of our plans are frozen. The plans are: The Nashua Corporation Retirement Plan for Salaried Employees, the Nashua Corporation Hourly Employees' Retirement Plan, and the Supplemental Executive Retirement Plan.

Retiree Health Care and Other Benefits

We also provide certain postretirement health care and death benefits to eligible retired employees and their spouses. Salaried participants generally became eligible for retiree health care benefits after reaching age 60 with ten years of service and retired prior to January 1, 2003. Benefits, eligibility and cost-sharing provisions for hourly employees vary by location or bargaining unit. Generally, the medical plans are fully insured managed care plans.

The following table represents the funded status and amounts recognized in our Consolidated Balance Sheets for our defined benefit and other postretirement plans at December 31:

	Pension Benefits		Postretirement Benefits	
	2008	2007	2008	2007
	(In thousands)			
Change in benefit obligation				
Projected benefit obligation at beginning of year	$ 96,977	$ 97,905	$ 498	$ 814
Service cost	500	509	—	1
Interest cost	5,949	5,773	27	42
Actuarial gain	3,145	(2,590)	(96)	(209)
Expenses paid from assets	(500)	(500)	—	—
Benefits paid	(4,446)	(4,120)	(68)	(150)
Projected benefit obligation at end of year	$101,625	$ 96,977	$ 361	$ 498
Change in plan assets				
Fair value of plan assets at beginning of year	$ 72,237	$ 75,284	$ —	$ —
Actual return on plan assets	(12,765)	(4,576)	—	—
Employer contribution	5,198	5,649	68	150
Benefits paid	(4,446)	(4,120)	(68)	(150)
Fair value of plan assets at end of year	$ 60,224	$ 72,237	$ —	$ —
Reconciliation of funded status				
Funded status	$(41,401)	$(24,740)	$ (361)	$ (498)
Unrecognized net actuarial (gain)/loss	50,902	30,427	(1,155)	(1,143)
Unrecognized prior service cost	—	—	(679)	(749)
Net amount recognized	$ 9,501	$ 5,687	$(2,195)	$(2,390)
The amount recognized in our consolidated balance sheets consists of the following:				
Pension/postretirement liability	$(41,401)	$(24,740)	$ (361)	$ (498)
Accumulated other comprehensive loss (income)	50,902	30,427	(1,834)	(1,892)
Net amount recognized	$ 9,501	$ 5,687	$(2,195)	$(2,390)

Assumptions:

	Pension Benefits		Postretirement Benefits	
	2008	2007	2008	2007
Weighted-average assumptions used to determine net benefit costs:				
Discount rate	6.25%	6.00%	6.25%	6.00%
Expected return on plan assets	8.00%	8.50%	—	—

	Pension Benefits		Postretirement Benefits	
	2008	2007	2008	2007
Weighted-average assumptions used to determine benefit obligations at year end:				
Discount rate	6.00%	6.25%	6.00%	6.25%

The funded status of our pension and other postretirement plans is recorded as a non-current liability and all unrecognized losses, net of tax, are recorded as a component of other comprehensive loss within stockholders' equity at December 31, 2007 and 2008.

The most significant elements in determining our pension income or expense are mortality tables, the discount rate and the expected return on plan assets. Each year, we determine the discount rate to be used to discount plan liabilities which reflects the current rate at which our pension liabilities could be effectively settled. The discount rate that we utilize for determining future benefit obligations is based on a review of long-term bonds, including published indices, which receive one of the two highest ratings given by recognized ratings agencies. We also prepare an analysis comparing the duration of our pension obligations to spot rates originating from a highly rated index to further support our discount rate. For the year ended December 31, 2007, we used a discount rate of 6.25 percent. This rate was used to determine fiscal year 2008 expense. For the year ended December 31, 2008 disclosure purposes, we used a discount rate of 6.0 percent. Should the discount rate either fall below or increase above 6.0 percent, our future pension expense would either increase or decrease accordingly. Our policy is to defer the net effect of changes in actuarial assumptions and experience.

We assumed an expected long-term rate of return on plan assets of 8.0 percent for the year ended December 31, 2008 and 8.5 percent for the year ended December 31, 2007. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in the determination of our pension income or expense. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains or losses affects the calculated value of plan assets and, ultimately, our future pension income or expense. Should our long-term return on plan assets either fall below or increase above 8.0 percent, our future pension expense would either increase or decrease. The historic rate of return for our pension plan assets are as follows:

One year	(17.8)%
Five years	0.9%
Ten years	3.5%

Our pension plan asset and our target allocation are as follows:

	2008	2008 Target
Asset Category		
Equity Securities	31%	22%
Fixed Income	34%	18%
Hedge funds	19%	29%
Other	16%	2%

Our pension plan investment strategy includes the maximization of return on pension plan investment, at an acceptable level of risk, assuring the fiscal health of the plan and achieving a long-term real rate of return which will equal or exceed the expected return on plan assets. To achieve these objectives, we invest in a diversified portfolio of asset classes consisting of U.S. domestic equities, international equities, hedge funds and high quality and high yield domestic fixed income funds.

Our pension plan investments were diversified as follows:

	For the Year ended December 31,	
	2008	2007
	(In millions)	
Investments		
Domestic equities	$15.1	$33.7
International equities	3.5	8.6
High yield bonds	—	6.5
Fixed income/bond investments	21.2	22.1
Hedge funds	11.7	—
Cash	8.7	1.3
Total	$60.2	$72.2

The estimated net actuarial loss and prior service credit for our retiree benefit plans that will be amortized from accumulated other comprehensive income into retiree benefit plan cost in 2008 are $2.3 million and $.1 million, respectively.

As of December 31, 2008, our estimated future benefit payments reflecting future service for the fiscal years ending December 31 were as follows:

	Retirement Plan for Salaried Employees	Hourly Employees Retirement Plan	Supplemental Executive Retirement Plan	Postretirement	Total
			(In millions)		
2009	$ 2.6	$ 2.0	$ .3	$.1	$ 5.0
2010	2.9	2.1	.3	.1	5.4
2011	3.0	2.2	.3	.1	5.6
2012	3.3	2.3	.3	.1	6.0
2013	3.5	2.5	.3	.1	6.4
2014-2018	19.9	14.8	1.2	.1	36.0

Net periodic pension and postretirement benefit (income) costs for the plans include the following components:

	Pension Benefits		Postretirement Benefits	
	2008	2007	2008	2007
	(In thousands)			
Components of net periodic (income) cost				
Service cost	$ 500	$ 509	$ 1	$ 1
Interest cost	5,949	5,773	27	42
Expected return on plan assets	(6,529)	(6,413)	—	—
Amortization of prior service cost (credit)	4	4	(69)	(69)
Recognized net actuarial (gain) loss	1,459	1,744	(85)	(74)
Net periodic (income) cost	$ 1,383	$ 1,617	$(126)	$(100)

Our projected benefit obligation, or PBO, accumulated benefit obligation, or ABO, and fair value of plan assets for our plans that have accumulated benefit obligations in excess of plan assets are as follows:

	2008			2007		
	PBO	ABO	Plan Assets	PBO	ABO	Plan Assets
	(In millions)					
Supplemental Executive Retirement Plan	$ 3.0	$ 3.0	$ —	$ 3.0	$ 3.0	$ —
Hourly Employees Retirement Plan of Nashua Corporation	$44.2	$44.2	$27.2	$42.1	$42.1	$31.7
Retirement Plan for Salaried Employees of Nashua Corporation	$54.5	$54.5	$33.1	$51.9	$51.9	$40.5

Our assumed health care cost trend rate is 10 percent for 2008 and ranges from 10 percent to 5 percent for future years. A one percentage-point change in assumed health care cost trend rates would have no effect on our total service and interest cost or our accumulated postretirement benefit obligation.

Our annual measurement dates for our pension benefits and postretirement benefits are December 31.

Approximately $41.4 million and $24.7 million of our accrued pension cost and $.4 million and $.5 million of our accrued postretirement benefits for 2008 and 2007, respectively, are included in other long-term liabilities in our accompanying Consolidated Balance Sheets. We expect to make a contribution of approximately $1.6 million and $1.3 million to our salaried pension plan and hourly pension plan, respectively, in 2009.

During the fourth quarter of 2008, we recorded $20.5 million, net of taxes, through other comprehensive loss related to an increase in the funded status liability of our defined benefit plans. We recognized incremental comprehensive loss of $.1 million related to our postretirement benefit plan in 2008.

During the fourth quarter of 2007, we recorded $3.7 million, net of taxes, through other comprehensive loss related to an increase in the funded status liability of our defined benefit plans. We recognized incremental comprehensive income of $.1 million related to our postretirement benefit plan in 2007.

Note 12: Information About Operations

We report the following two segments:

(1) Label Products: which converts, prints and sells pressure sensitive labels, radio frequency identification (RFID) labels and tickets and tags to distributors and end-users.

(2) Specialty Paper Products: which coats and converts various converted paper products sold primarily to domestic converters and resellers, end-users and private-label distributors. Our Specialty Paper segment's product scope includes thermal papers, dry-gum papers, heat seal papers, bond papers, wide-format media papers, small rolls, financial receipts, point-of-sale receipts, retail consumer products and ribbons.

The accounting policies of our segments are the same as those described in Note 1.

We manage our business between specialty paper and label products. Our Chief Executive Officer utilizes financial reports that include net sales, cost of sales and gross margin with respect to the component products mentioned in the segments above. Selling, distribution, general, administrative and research and development expenses are managed and reported on a consolidated basis.

Eliminations represent sales between our Specialty Paper Products and Label Products segments. Excluding sales between segments, reflected as eliminations in the table below, external sales for our Specialty Paper Products segment were $155.4 million and $153.2 million for the years ended December 31, 2008 and 2007, respectively. Sales between segments and between geographic areas are negotiated based on what we believe to be market pricing.

Our 2008 net revenues for the Specialty Paper Products segment include sales of our thermal point-of-sale (POS) rolls to Wal-Mart and Sam's Club. The Wal-Mart and Sam's Club sales exceeded 10 percent of our consolidated net revenues. While no other customer represented 10 percent of our consolidated net revenues, both of our segments have significant customers. The loss of Wal-Mart and Sam's Club or any other significant customer or the loss of sales of our POS rolls could have a material adverse effect on us or our segments.

Our 2007 net revenues for the Label Products segment include sales of our automatic identification labels to FedEx. FedEx sales exceeded 10 percent of our consolidated net revenues for 2007.

The table below presents information about our segments for the years ended December 31:

	Net Sales		Gross Margin		Identifiable Assets	
	2008	2007	2008	2007	2008	2007
	(In millions)					
By Segment:						
Label Products	$105.1	$115.5	$13.3	$21.0	$ 44.1	$ 46.6
Specialty Paper Products	162.3	160.3	25.3	26.5	38.6	53.9
Other(1)	4.4	4.1	.8	.7	—	—
Reconciling Items:						
Eliminations	(6.9)	(7.1)	—	—	—	—
Corporate assets	—	—	—	—	17.5	27.2
Consolidated	$264.9	$272.8	$39.4	$48.2	$100.2	$127.7

(1) Includes activity from operations which falls below the quantitative thresholds for a segment.

Capital expenditures and depreciation and amortization from continuing operations by segment are set forth below for the years ended December 31:

	Capital Expenditures		Depreciation & Amortization	
	2008	2007	2008	2007
	(In millions)			
Label Products	$ .6	$ .4	$2.1	$2.0
Specialty Paper Products	.6	.7	2.0	2.1
Reconciling Items:				
Corporate	.5	.2	.3	.5
Consolidated	$1.7	$1.3	$4.4	$4.6

The following is information by geographic area as of and for the years ended December 31:

	Net Sales From Continuing Operations		Long-Lived Assets	
	2008	2007	2008	2007
	(In millions)			
By Geographic Area				
United States	$264.9	$272.8	$36.1	$57.1
Reconciling Items:				
Discontinued Operations	—	—	1.5	1.5
Deferred tax assets	—	—	6.2	9.5
Consolidated	$264.9	$272.8	$43.8	$68.1

Net sales from continuing operations by geographic area are based upon the geographic location from which the goods were shipped and not the customer location.

Note 13: Quarterly Operating Results

Our quarterly operating results from continuing operations based on our use of 13-week periods are as follows:

	For the Quarter Ended			
	Unaudited 3/28/08	Unaudited 6/27/08	Unaudited 9/26/08	Unaudited 12/31/08
	(In thousands, except per share data)			
2008				
Net sales	$63,926	$67,003	$ 66,239	$67,735
Gross margin	9,858	11,327	10,558	7,662
Net income (loss)(1)	(353)	300	(13,689)	(6,022)
Earnings per common share:				
Net income (loss)	(0.07)	0.06	(2.52)	(1.11)
Net income (loss), assuming dilution	(0.07)	0.05	(2.52)	(1.11)
2007				
Net sales	$65,169	$67,688	$ 67,610	$72,332
Gross margin	11,449	12,298	11,564	12,943
Income from continuing operations	637	1,252	852	1,110
Income from discontinued operations	289	—	—	—
Net income	926	1,252	852	1,110
Earnings per common share:				
Continuing operations	0.10	0.21	0.16	0.20
Discontinued operations	0.05	—	—	—
Net income	0.15	0.21	0.16	0.20
Continuing operations, assuming dilution	0.10	0.20	0.16	0.20
Discontinued operations, assuming dilution	0.05	—	—	—
Net income, assuming dilution	0.15	0.20	0.16	0.20

(1) We recorded an impairment charge related to goodwill in the third quarter of 2008 in the amount of $14.1 million. We recorded an increase in the valuation allowance on deferred income taxes in the fourth quarter of 2008 in the amount of $4.3 million.

Note 14: Related Parties

Leases with Related Parties

We rent property under a lease with entities partially owned by either our Chairman or by a family partnership of which our Chairman and his family have total interest. Associated with this lease, we incurred rent expense of approximately $.3 million during both 2008 and 2007. We also pay taxes and utilities and insure property occupied under this lease.

Loans to Related Parties

We had a loan to a former owner of Rittenhouse Paper Company relating to life insurance premiums paid on his behalf. This loan was partially collateralized by the cash surrender value of related life insurance policies and fully covered by the death benefit payable under this policy. This loan did not incur interest and was due upon death, settlement or termination of related life insurance policies. During the fourth quarter of 2007, we received cash of $1.1 million from the related party in settlement of the loan and the loan was removed from our Consolidated Balance Sheets.

Note 15: Fair Value Measurements

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (FAS 157), which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework or hierarchy for measuring fair value and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. FAS 157 defines fair value based upon an exit price model.

Relative to FAS 157, the FASB issued FASB Staff Positions (FSP) 157-1 and 157-2. FSP 157-1 amended FAS 157 to exclude FAS No. 13, "Accounting for Leases," and its related interpretive accounting pronouncements that address leasing transactions, while FSP 157-2 delays the effective date of the application of FAS 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis.

We adopted FAS 157 as of January 1, 2008, with the exception of the application of the statement to non-recurring nonfinancial assets and nonfinancial liabilities as permitted. Non-recurring nonfinancial assets and nonfinancial liabilities for which we have not applied the provisions of FAS 157 include those measured at fair value in goodwill impairment testing and indefinite lived intangible assets measured at fair value for impairment testing. The adoption of FAS 157 had no material impact on our financial statements.

FAS 157 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. FAS 157 defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. FAS 157 also established a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that we use to measure fair value.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table sets forth the financial liability as of December 31, 2008 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by FAS 157, assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	Total Carrying Value at December 31, 2008	Fair Value Measurements at December 31, 2008 Using		
		Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands of dollars)			
Interest rate swap liability	$678	$—	$678	$—

The fair value of the interest rate swap was derived from a discounted cash flow analysis based on the terms of the contract and the forward interest rate curve adjusted for our credit risk.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (FAS 159). This standard allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to fair value will be recognized in earnings. FAS 159 also established additional disclosure requirements. The requirements for FAS 159 were effective for our fiscal year beginning January 1, 2008. We have adopted FAS 159 and have elected not to measure any additional financial instruments and other items at fair value. The adoption of FAS 159 had no impact on our financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Nashua Corporation:

We have audited the accompanying consolidated balance sheets of Nashua Corporation as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders' equity and other comprehensive loss, and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nashua Corporation at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 15 to the consolidated financial statements, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*. Additionally, as discussed in Note 6 to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN No. 48).

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
March 30, 2009

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures***

Not required.

Item 9A(T). ***Controls and Procedures***

Disclosure Controls and Procedures

Our company's management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2008, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting

The management of the company is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management concluded that, as of December 31, 2008, the company's internal control over financial reporting is effective based on those criteria.

The annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the fiscal quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

On March 30, 2009, we entered into an Amendment Agreement to our Restated Credit Agreement with Bank of America, N.A. to amend specified terms of the Restated Credit Agreement and to waive our non-compliance with the fixed charge coverage ratio and the funded debt to adjusted EBITDA ratio financial covenants provided in the Restated Credit Agreement at December 31, 2008. The Restated Credit Agreement as amended by the Amendment Agreement is referred to as the Amended Credit Agreement. In the Amended Credit Agreement:

- the termination date of the credit facility is changed from March 30, 2012 to March 29, 2010;
- advances under the revolving credit facility are limited to 75 percent of eligible accounts receivable and 40 percent of eligible inventory, and eligible inventory is limited to $6 million;
- the revolving credit facility is decreased from $28 million to $15 million until June 30, 2009, when it will increase to $17 million;
- the interest rate on borrowings is increased to LIBOR plus 335 basis points or prime plus 110 basis points;
- the fee for the unused line of credit is 75 basis points;
- annual capital expenditures are limited to $2 million; and
- equipment and fixtures are added to the collateral securing borrowings under the credit facility.

In addition, the terms of the Amended Credit Agreement adjusted the fixed charge coverage ratio financial covenant to 1.1 to 1.0 for the rolling twelve months ended April 3, 2009 and 1.2 to 1.0 for the rolling twelve months ended June 30, 2009. The maximum fixed charge coverage ratio returns to 1.5 to 1.0 for each quarterly measurement period through the end of the agreement. Under the Restated Credit Agreement, our funded debt to adjusted EBITDA ratio for the period ended April 3, 2009 and thereafter is to be less than 2.25 to 1.0.

The other terms of the Restated Credit Agreement remained substantially the same.

The Amendment Agreement to the Restated Credit Agreement is attached to this Annual Report on Form 10-K as Exhibit 4.12, and the information contained in the Amendment Agreement is incorporated herein by reference.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item will be included in our definitive Proxy Statement for our Annual Meeting of Stockholders and is incorporated herein by reference.

Executive Officers of the Registrant

The information required by this Item with respect to our executive officers is contained in Part I of this Form 10-K.

Code of Ethics

The information required by this Item with respect to code of ethics will be included in our definitive Proxy Statement for our Annual Meeting of Stockholders and is incorporated herein by reference. In accordance with Item 406 of Regulation S-K, a copy of our code of ethics is available on our website at www.nashua.com under the "Corporate Governance" section of the "Investor Relations" web page. We intend to make all required disclosures concerning any amendments to, or waivers from, our Code of Business Conduct and Ethics on our Internet website.

Item 11. *Executive Compensation*

The information required by this Item will be included in our definitive Proxy Statement for our Annual Meeting of Stockholders and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item will be included in our definitive Proxy Statement for our Annual Meeting of Stockholders and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item will be included in our definitive Proxy Statement for our Annual Meeting of Stockholders and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item will be included in our definitive Proxy Statement for our Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are included in Item 8 of Part II of this Form 10-K:

(1) *Financial statements:*

- Consolidated statements of operations for each of the two years ended December 31, 2008 and 2007
- Consolidated balance sheets at December 31, 2008 and 2007
- Consolidated statements of shareholders' equity and other comprehensive income (loss) for each of the two years ended December 31, 2008 and 2007

- Consolidated statements of cash flows for each of the two years ended December 31, 2008 and 2007
- Notes to Consolidated Financial Statements
- Report of Independent Registered Public Accounting Firm

(2) *Financial statements schedule:*

Not required

(3) *Exhibits:*

2.01 Agreement and Plan of Merger, dated as of March 25, 2002, between Nashua Corporation and Nashua MA Corporation. Incorporated by reference to our Definitive Proxy Statement filed on March 27, 2002.

3.01 Articles of Organization, as amended. Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 28, 2002.

3.02 By-laws, as amended. Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 28, 2002.

4.01 Credit Agreement, dated March 1, 2002, by and among Nashua Corporation, LaSalle Bank National Association and Fleet National Bank, a Bank of America Company. Incorporated by reference to our Current Report on Form 8-K dated March 14, 2002.

4.02 First Amendment to Credit Agreement, dated as of July 15, 2003, by and among Nashua Corporation, Fleet National Bank, a Bank of America Company, and LaSalle Bank National Association. Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 27, 2003.

4.03 Waiver and Second Amendment to Credit Agreement, dated as of July 24, 2003, by and among Nashua Corporation, Fleet National Bank, a Bank of America Company, and LaSalle Bank National Association. Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 27, 2003.

4.04 Third Amendment to Credit Agreement, dated as of September 25, 2003, by and among Nashua Corporation, Fleet National Bank, a Bank of America Company, and LaSalle Bank National Association. Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended September 26, 2003.

4.05 Fourth Amendment to Credit Agreement, dated as of December 30, 2003, by and among Nashua Corporation, Fleet National Bank, a Bank of America Company, and LaSalle Bank National Association. Incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2003.

4.06 Fifth Amendment to Credit Agreement dated as of March 31, 2004 by and among Nashua Corporation, Fleet National Bank, a Bank of America Company, and LaSalle Bank National Association. Incorporated by reference to our current report on Form 8-K dated March 31, 2004 and filed April 2, 2004.

4.07 Sixth Amendment to Credit Agreement dated as of December 9, 2004 by and among Nashua Corporation, Fleet National Bank, a Bank of America Company, and LaSalle Bank National Association. Incorporated by reference to our current report on Form 8-K dated December 9, 2004 and filed December 15, 2004.

4.08 Seventh Amendment to Credit Agreement dated as of April 14, 2005, among Nashua Corporation, Fleet National Bank, a Bank of America Company, and LaSalle Bank National Association. Incorporated by reference to our current report on Form 8-K dated April 14, 2005 and filed April 20, 2005.

4.09 Amended and Restated Credit Agreement, dated as of March 30, 2006, among Nashua Corporation, LaSalle Bank National Association and the lenders party hereto. Incorporated by reference to our current report on Form 8-K dated March 30, 2006 and filed on April 3, 2006.

4.10 First Amendment to Amended and Restated Credit Agreement, dated as of January 12, 2007, among Nashua Corporation, LaSalle Bank National Association, and the lenders party thereto. Incorporated by reference to our current report on Form 8-K dated January 12, 2007 and filed on January 18, 2007.

4.11 Second Amendment and Restated Credit Agreement, dated as of May 23, 2007, among Nashua Corporation, LaSalle Bank National Association, and the lenders party thereto. Incorporated by reference to our current report on Form 8-K dated May 23, 2007 and filed on May 29, 2007.

4.12*	Amendment Agreement to Second Amended and Restated Credit Agreement, dated as of March 30, 2009, by and among Nashua Corporation and Bank of America, N.A.
+10.01	Amended and Restated 1996 Stock Incentive Plan. Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended April 2, 1999.
+10.02	1999 Shareholder Value Plan. Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended April 2, 1999.
+10.03	2004 Value Creation Incentive Plan. Incorporated by reference to our Proxy Statement dated as of March 23, 2004.
+10.04	2007 Value Creation Incentive Plan. Incorporated by reference to our current report on Form 8-K dated as of May 4, 2007 and filed on May 8, 2007.
+10.05	2008 Value Creation Incentive Plan. Incorporated by reference to our Proxy Statement dated March 21, 2008.
+10.06	Form of Restricted Stock Agreement under the 2007 Value Creation Incentive Plan. Incorporated by reference to our current report on Form 8-K dated as of August 1, 2007 and filed on August 6, 2007.
+10.07	Form of Restricted Stock Agreement under the 2008 Value Creation Incentive Plan. Incorporated by reference to our current report on Form 8-K dated and filed on April 28, 2008.
+10.08	2008 Directors' Plan. Incorporated by reference to our Proxy Statement dated March 21, 2008.
+10.09	Forms of Restricted Stock Unit Agreement under the 2008 Directors' Plan. Incorporated by reference to our current report on Form 8-K dated and filed on April 28, 2008.
+10.10	Letter Agreement, by and between the Company and Andrew Albert, dated as of April 24, 2006. Incorporated by reference to our current report on Form 8-K dated April 24, 2006 and filed April 25, 2006.
+10.11*	Amended and Restated Change of Control and Severance Agreement, dated as of December 23, 2008 by and between Nashua Corporation and John L. Patenaude.
+10.12	Employment Agreement, by and between Nashua Corporation and Thomas G. Brooker, dated as of March 12, 2006. Incorporated by reference to our current report on Form 8-K dated March 12, 2006 and filed on March 16, 2006.
+10.13*	Amended and Restated Change of Control and Severance Agreement, by and between Nashua Corporation and Thomas G. Brooker, dated as of December 23, 2008.
+10.14	Restricted Stock Agreements, by and between Nashua Corporation and Thomas G. Brooker, dated as of May 4, 2006. Incorporated by reference to our current report on Form 8-K dated May 4, 2006 and filed on May 5, 2006.
+10.15	Employment Agreement, by and between Nashua Corporation and Todd McKeown, dated as of September 1, 2006. Incorporated by reference to our current report on Form 8-K dated August 17, 2006 and filed August 22, 2006.
+10.16*	Amended and Restated Change of Control and Severance Agreement, by and between Nashua Corporation and Todd McKeown, dated as of December 23, 2008.
+10.17	Restricted Stock Agreement, by and between the Company and Todd McKeown, dated as of September 1, 2006. Incorporated by reference to our Quarterly Report on Form 10-Q dated and filed November 3, 2006.
+10.18*	Management Incentive Plan. Revised December 30, 2008.
10.19	Form of Indemnification Agreement between Nashua Corporation and its directors and executive officers. Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended September 27, 2002.
10.20*	Executive officer 2009 salaries.
10.21*	Summary of compensation arrangements with Directors.
21.01*	Subsidiaries of the Registrant.
23.01*	Consent of Independent Registered Public Accounting Firm.
31.01*	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.02*	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.01*	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.02*	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* — Filed herewith.

+ — Identifies exhibits constituting management contracts or compensatory plans or other arrangements required to be filed as an exhibit to this annual report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASHUA CORPORATION

By: /s/ JOHN L. PATENAUDE

JOHN L. PATENAUDE
Vice President-Finance and Chief Financial Officer

Date: March 31, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ THOMAS G. BROOKER Thomas G. Brooker	President and Chief Executive Officer (principal executive officer)	March 31, 2009
/s/ JOHN L. PATENAUDE John L. Patenaude	Vice President-Finance and Chief Financial Officer (principal financial officer)	March 31, 2009
/s/ MARGARET M. CALLAN Margaret M. Callan	Corporate Controller and Chief Accounting Officer (principal accounting officer)	March 31, 2009
/s/ ANDREW B. ALBERT Andrew B. Albert	Chairman of the Board	March 31, 2009
/s/ L. SCOTT BARNARD L. Scott Barnard	Director	March 31, 2009
/s/ CLINTON J. COLEMAN Clinton J. Coleman	Director	March 31, 2009
/s/ AVRUM GRAY Avrum Gray	Director	March 31, 2009
/s/ MICHAEL T. LEATHERMAN Michael T. Leatherman	Director	March 31, 2009
/s/ GEORGE R. MRKONIC, JR. George R. Mrkonic, Jr.	Director	March 31, 2009
/s/ MARK E. SCHWARZ Mark E. Schwarz	Director	March 31, 2009

CORPORATE INFORMATION

Board of Directors

Andrew B. Albert
Managing Director
Svoboda Capital Partners LLC

L. Scott Barnard
Senior Managing Partner
Programmix, LLC

Thomas G. Brooker
President and Chief Executive Officer
Nashua Corporation

Clinton J. Coleman
Vice President
Newcastle Capital Management, L.P.

Avrum Gray
Founder, G-Bar Limited Partnership

Michael T. Leatherman
Consultant

George R. Mrkonic, Jr.
Retired President/Vice Chairman
Borders Group, Inc.

Mark E. Schwarz
General Partner
Newcastle Capital Management, L.P.

Corporate Headquarters

11 Trafalgar Square, Suite 201
Nashua, New Hampshire 03063
Telephone: (603) 880-2323
Facsimile: (603) 880-5671
Internet: www.nashua.com

Annual Meeting

Our Annual Meeting of Shareholders will be held at 8:00 a.m. on May 5, 2009, at the Company's offices, 250 South Northwest Highway, Park Ridge, Illinois.

Stock Listing

Our common stock is listed on The NASDAQ Global Market under the trading symbol NSHA.

Shareholder Relations

To receive further information about Nashua Corporation, please contact:

John L. Patenaude
Vice President-Finance,
Chief Financial Officer and Treasurer
Nashua Corporation
11 Trafalgar Square, Suite 201
Nashua, New Hampshire 03063
Telephone: (603) 880-2145
Facsimile: (603) 880-2633

Form 10-K and Other Reports

Our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are available on our website at www.nashua.com. In addition, copies of these reports (without exhibits) may be obtained without charge upon request to:

Shareholder Relations
Nashua Corporation
11 Trafalgar Square, Suite 201
Nashua, New Hampshire 03063
Telephone: (603) 880-2145
Facsimile: (603) 880-2633

Transfer Agent and Registrar

American Stock Transfer & Trust Company (AST) is the Transfer Agent and Registrar of our common stock and maintains shareholder accounting records. Inquiries regarding lost certificates, consolidation of accounts, changes in address, name or ownership, and other shareholder account matters should be addressed to:

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
Telephone: 800-937-5449
Email: info@amstock.com
Internet: www.amstock.com

Independent Registered Public Accounting Firm

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our 2008 Annual Report contains forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "anticipate," "believe," "can," "could," "estimate," "expect," "intend," "may," "plan," "project," "should," "will," and other similar expressions, when used in this 2008 Annual Report, are intended to identify such forward-looking statements. Forward-looking statements represent management's current expectations and are inherently uncertain. Examples of such areas containing forward-looking statements used in this Annual Report include discussions and risks relating to assumption on markets and competitors; tax, environmental, and litigation matters; and the expectations for company activities in 2009. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those indicated by our forward-looking statements. Such risks and uncertainties include, but are not limited to, our future capital needs and resources, stock market conditions, the price of our stock, fluctuations in customer demand, intensity of competition from other vendors, timing and acceptance of our new product introductions, general economic and industry conditions, delays or difficulties in programs designed to increase sales and improve profitability, and other risks and uncertainties set forth in our Annual Report on Form 10-K for the year ended December 31, 2008 and our other filings with the Securities and Exchange Commission. The information set forth in this Annual Report should be read in light of such risks. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our expectations change.


NASHUA
NASHUA CORPORATION

11 Trafalgar Square, Nashua, NH 03063, www.nashua.com